As filed with the Securities and Exchange Commission on February 14, 1997.

                                                     Filed pursuant to 424(b)(2)
                                                      Registration No. 333-21025


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                    SPSS INC.
             (Exact name of registrant as specified in its charter)


                  DELAWARE                           7372

    (State or other jurisdiction of        (Primary Standard Industrial
      Incorporation or organization)         Classification Code Number)

                                   36-2815480

                                (I.R.S. Employer
                             Identification Number)


               444 North Michigan Avenue, Chicago, Illinois 60611
                                 (312) 329-2400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Edward Hamburg
                   Senior Vice President, Corporate Operations
                     Chief Financial Officer, and Secretary
                                    SPSS Inc.
                            444 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 329-2400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                              T. Stephen Dyer, Esq.
                                 Ross & Hardies
                             150 N. Michigan Avenue
                             Chicago, Illinois 60601
                                 (312) 558-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON
       AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

                         CALCULATION OF REGISTRATION FEE



                                       Proposed        Proposed
                                        Maximum         Maximum
                                       Offering        Aggregate    Amount of
           Title of Each of              Price         Offering   Registration
      Securities to be Registered    Per Share(1)      Price(1)        Fee

Common Stock, $.01 par value            $31.00        $5,698,823      $1,966


(1) Solely for the purpose of calculating the registration fee, the offering price per share, the aggregate offering price and the amount of the registration fee have been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended. Accordingly, the price per share of Common Stock has been calculated to be equal to the average of the high and low prices for a share of Common Stock as reported by the Nasdaq National Market on January 29, 1997, which is a specified date within five business days prior to the original date of filing of this Registration Statement.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



PROSPECTUS

183,833 Shares

SPSS INC.

Common Stock
($.01 Par Value)

         This Prospectus relates to the offer and sale of up to 183,833 shares of the common stock, $.01 par value (the "Common Shares" or "Common Stock"), of SPSS Inc. (the "Company"). The Common Shares may be offered by particular stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by the sale of the Common Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer who acts in connection with the sale of Common Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Common Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. See "Selling Stockholders" elsewhere in this Prospectus. The Company will not receive any of the proceeds from the sale of the Common Shares by the Selling Stockholders.

         The Company's Common Stock is traded and quoted on the Nasdaq National Market under the symbol "SPSS." On January 29, 1997, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $31.00 per share.

         The Company will bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration of the shares of Common Stock being offered hereby, which expenses are estimated to be approximately $81,966.
See "Selling Stockholders" elsewhere in this Prospectus.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                      ------------------------------------


                 The date of this Prospectus is February 14, 1997

                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company, and the Registration Statement of which this Prospectus forms a part, the exhibits and schedules thereto and amendments thereof, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market, and therefore such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., 3rd Floor, Washington, D.C. 20006.

         Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (collectively, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement will be deemed qualified in its entirety by such reference. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, and the exhibits thereto.

         SPSS(R), Categories(R), SYSTAT(R), Jandel Scientific, SigmaPlot, SigmaStat, SigmaScan and SigmaGel are registered trademarks of the Company. SPSS/PC + SPSS Real Stats. Real Easy.(TM), BMDP(TM), Jandel and CLEAR are unregistered trademarks of the Company, and the trademark QI Analyst(TM) is subject to a pending application for registration. This Prospectus also includes trade names and marks of companies other than SPSS Inc.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates by reference the following documents previously filed with the Commission:

                  (a) The Company's Quarterly Report on Form 10-Q, filed May 15, 1996 for the fiscal quarter ended March 31, 1996.

                  (b) The Company's Quarterly Report on Form 10-Q filed August 14, 1996 for the fiscal quarter ended June 30, 1996.

                  (c) The Company's Quarterly Report on Form 10-Q filed November 13, 1996 for the fiscal quarter ended September 30, 1996.

                  (d) The Company's Current Report on Form 8-K and amendments thereto filed with the Commission on October 11, 1996 (acquisition of Clear Software).

               (e) The Company's Current Report on Form 8-K and amendments thereto filed with the Commission on December 4, 1996 (acquisition of Jandel Corporation).

               (f) The description of the Company's Common Stock, $.01 par value (the "Common Stock"), contained in the Company's Registration Statement on Form 8-A filed with Commission on August 4, 1993, pursuant to Section 12 of the Exchange Act.

               (g) The Company's Proxy Statement, filed with the Commission on May 16, 1996, for its annual meeting of stockholders held on June 19, 1996, except for the report of the Compensation Committee contained therein.

               (h) The Company's Registration Statement on Form S-4 and Amendment Number One to Form S-4 and attachments thereto filed with the Commission on November 1, 1996 and November 7, 1996 respectively (acquisition of Jandel Corporation).


         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment to the Registration Statement, shall be deemed to be incorporated by reference in the Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person (including any beneficial owner) to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to: Edward Hamburg, Senior Vice President, Corporate Operations, Chief Financial Officer and Secretary, at the Company's principal executive offices at 444 North Michigan Avenue, Chicago, Illinois 60611, telephone (312) 329-2400.

UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "SPSS" AND THE "COMPANY" SHALL MEAN SPSS INC. A DELAWARE CORPORATION, ITS ILLINOIS PREDECESSOR AND ITS SUBSIDIARIES, COLLECTIVELY; AND REFERENCES TO THE "COMMON STOCK" SHALL MEAN SPSS INC.'S COMMON STOCK, PAR VALUE $ .01 PER SHARE.

                                   THE COMPANY

GENERAL

         SPSS Inc. ("the Company") was incorporated in Illinois in 1975 under the name "SPSS, Inc." and was reincorporated in Delaware in May 1993 under the name "SPSS Inc." The Company develops, markets and supports an integrated line of statistical software products that enable users to effectively bring marketplace and enterprise data to bear on decision-making. The primary users of the Company's software are managers and data analysts in corporate settings, government agencies and academic institutions. In addition to its widespread use in survey analysis, SPSS software also performs other types of market research, as well as quality improvement analyses, scientific and engineering applications and data reporting. The current generation of SPSS Desktop products (as defined herein) features a windows-based point-and-click graphical user interface, sophisticated statistical procedures, data access and management capabilities, report writing and integrated graphics. The Company's products provide extensive analytical capabilities not found in spreadsheets, database management systems or graphics packages.

         In its 21 years of operation, SPSS has become a widely recognized name in statistical software. The Company plans to leverage its current position to take advantage of the increased demand for software applications that not only provide ready access to the data that organizations collect and store, but also enable users to systematically analyze, interpret and present such information for use in decision-making. Management believes that ease-of-use of the Company's current generation products, combined with the greater processing speed and storage capacity of the latest desktop computers, has substantially expanded the market for SPSS statistical software.

     In summer 1993, the Company completed an initial public offering (the "IPO") of common stock, $.01 par value (the "Common Stock"). The Common Stock is listed on the Nasdaq National Market under the symbol "SPSS". In early 1995, the Company and certain selling stockholders sold 1,865,203 shares of Common Stock in a public offering.

         The Company is a Delaware corporation. The Company's principal executive offices are located at 444 N. Michigan Avenue, Chicago, Illinois 60611, and its telephone number at its principal executive offices is (312) 329-2400.

SAFE HARBOR

         "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the matters discussed in this Prospectus are forward-looking statements that involve risks and uncertainties including, but not limited to, market conditions, competition and other risks indicated in the Registration Statement of which this Prospectus forms a part, and the Company's other filings with the Securities and Exchange Commission.

RECENT DEVELOPMENTS

         On September 26, 1996, SPSS acquired Clear Software, Inc., a Massachusetts corporation ("Clear Software"), for SPSS Common Stock valued at approximately $4.5 million in a merger accounted for as a pooling of interests. Clear Software is a developer and marketer of process management, analysis and documentation software products, including allCLEAR, a software package used primarily for describing complex business processes using flowcharts and other types of diagrams. Clear Software has more than 120,000 users, and its 1995 revenues were approximately $2.8 million. SPSS will continue to operate the Clear Software business from the Clear Software offices in Newton, Massachusetts.

     On November 20, 1996, SPSS acquired the outstanding shares of capital stock of Jandel Corporation, a California corporation ("Jandel"), for SPSS Common Stock valued at approximately $9.0 million, in a merger accounted for as a pooling of interests. Jandel is a developer and marketer of graphical and statistical software products used mainly in scientific applications. SPSS will continue to operate the Jandel business from the Jandel offices in San Rafael, California.

  FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES


     The following table sets forth supplemental financial information (see the supplemental consolidated financial statements included elsewhere herein) about foreign and domestic operations. Such information may not necessarily be indicative of trends for future periods.


                                                                                 Year Ended December 31,

Sales to unaffiliated customers                                1993                          1994                        1995
customers:
         United States                                     $30,936,000                   $34,201,000                 $36,851,000
         Europe & India                                     18,358,000                    21,124,000                  26,158,000
         Pacific Rim                                         2,880,000                     7,269,000                  10,785,000
                                                           -----------                   -----------                 -----------
                  Total                                    $52,174,000                   $62,594,000                 $73,794,000
                                                           ===========                   ===========                 ===========


Sales    or transfers between geographic areas:
         United States                                     $ 9,060,000                   $12,080,000                 $15,003,000
         Europe & India                                    (7,899,000)                   (9,082,000)                 (10,931,000)
         Pacific Rim                                       (1,161,000)                   (2,998,000)                  (4,072,000)
                                                           -----------                   -----------                 ------------
                  Total                                    $      -                      $       -                   $      -
                                                           ===========                   ===========                 ============

Operating income (loss):
         United States                                     $ 6,039,000                   $ 6,072,000                 $ 4,687,000
         Europe & India                                      1,153,000                       380,000                     604,000
         Pacific Rim                                          (43,000)                        53,000                   1,245,000
                                                           -----------                   -----------                 -----------
                  Total                                    $ 7,149,000                  $  6,505,000                $  6,536,000
                                                           ===========                  ============                ============

Identifiable assets:
         United States                                     $18,024,000                   $24,225,000                 $33,471,000
         Europe & India                                      5,476,000                     7,010,000                   8,083,000
         Pacific Rim                                           496,000                     3,082,000                   2,463,000
                                                           -----------                   -----------                 -----------
                  Total                                    $23,996,000                  $ 34,317,000                 $44,017,000
                                                           ===========                  ============                 ===========


Results of Operations

     The following table sets forth certain supplemental statement of operations data (see the supplemental consolidated financial statements included elsewhere herein) as a percentage of net revenues for the periods indicated.

                                                   ================================================================================
                                                                                                          Nine months ended
                                                               Year ended December 31,                      September 30,
                                                   --------------------------------------------------------------------------------
                                                      1993           1994            1995            1995            1996

Net revenues:

      Desktop products                               68.1%          73.4%           77.1%           76.1%           78.4%

      Large System products                          22.6%          17.3%           14.5%           14.9%           13.4%

      Other products and services                    9.3%           9.3%            8.4%            9.0%            8.2%
                                                   --------------------------------------------------------------------------------
           Net revenues                              100.0%         100.0%          100.0%          100.0%          100.0%

Cost of revenues                                     12.8%          11.6%           10.4%           10.4%           10.3%
                                                   --------------------------------------------------------------------------------
Gross profit                                         87.2%          88.4%           89.6%           89.6%           89.7%
                                                   --------------------------------------------------------------------------------
Operating expenses:

      Sales and marketing                            47.4%          51.3%           52.7%           54.4%           50.3%

      Product development                            16.0%          14.7%           14.7%           15.5%           16.2%

      General and administrative                     10.1%          8.9%            8.5%            8.7%            8.7%

      Nonrecurring items                             -              -               3.4%            -               -

      Acquisition-related charges                    -              3.1%            1.4%            -               -
                                                   --------------------------------------------------------------------------------
           Operating expenses                        73.5%          78.0%           80.7%           78.6%           75.2%
                                                   --------------------------------------------------------------------------------
      Operating income                               13.7%          10.4%           8.9%            11.0%           14.5%
                                                   --------------------------------------------------------------------------------
      Net interest income (expense)                  (3.2%)         (0.4%)          0.2%            0.2%            0.5%

      Merger costs                                   -              -               -               -               (1.6%)

      Other income (expense)                         (0.8%)         (0.2%)          0.2%            0.3%            (0.3%)
                                                   --------------------------------------------------------------------------------
      Income before income taxes                     9.7%           9.8%            9.3%            11.5%           13.1%

      Provision for income taxes                     2.6%           3.5%            4.0%            4.2%            4.5%
                                                   --------------------------------------------------------------------------------
      Net income                                     7.1%           6.3%            5.3%            7.3%            8.6%
                                                   ================================================================================


                                    SPSS INC.

               SELECTED SUPPLEMENTAL AND HISTORICAL FINANCIAL DATA


     The following selected supplemental financial data of SPSS have been derived from the supplemental consolidated financial statements and should be read in conjunction with the supplemental consolidated financial statements and notes thereto included elsewhere herein. The selected historical financial data of SPSS have been derived from the consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference. The selected historical financial data of Jandel have been derived from the consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference.

     The SPSS and Jandel statement of operations data for the nine months ended September 30, 1995 and 1996, and the balance sheet data as of September 30, 1996 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management of the respective companies, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the respective companies' financial position and results of operations as of and for such periods.

                                    SPSS INC.

                    SELECTED SUPPLEMENTAL FINANCIAL DATA (1)
                 (in thousands, except share and per share data)



                                                                                                                     Nine Months
                                                              Year Ended December 31,                           Ended September 30,
                                          ---------------------------------------------------------------     ---------------------
                                          1991           1992         1993       1994           1995          1995           1996
                                          ----           ----         ----       ----           ----          ----           ----

STATEMENT OF OPERATIONS                                                                                            (unaudited)
DATA:

   Net revenues                            $41,737        $46,206      $52,174    $62,594        $73,794       $52,914      $60,833

   Operating income                            970        308 (2)        7,149      6,505(3)       6,536(4)      5,838        8,821

   Net income (loss)                       (1,583)    (4,122) (2)        3,720      3,956(3)       3,875(4)     3,857        5,258

   Net income (loss) per share             ($0.37)    ($0.96) (2)        $0.70      $0.56(3)       $0.48(4)       0.48         0.63

   Shares used in per share calculation  4,302,343      4,307,156    5,306,152  7,034,586     8,085,459      8,013,414    8,350,701




                                                                       December 31,                                   September 30,
                                             -------------------------------------------------------------------      -------------
                                             1991           1992           1993          1994           1995               1996
                                             ----           ----           ----          ----           ----               ----
BALANCE SHEET DATA:                                                                                                    (unaudited)

   Working capital                          ($11,406)      ($13,983)       ($9,396)      ($8,676)         $4,995           $9,439

   Total assets                                21,524         17,324         23,996        34,317         44,017           47,964



   Total stockholders' equity (deficit)      (14,838)       (19,804)             32         5,430         18,488           23,667



(1) The selected supplemental consolidated financial data gives retroactive effect to the acquisition of Jandel Corporation and Subsidiary as of November 20, 1996, which has been accounted for as a pooling of interests for financial reporting purposes, and as a result, the financial position and results of operations are presented as if the combining company had been consolidated for all periods presented. The financial data as of and for the years ended December 31, 1991 and 1992 as well as the balance sheet data as of December 31, 1993, are derived from unaudited supplemental consolidated financial statements and include in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. The selected supplemental consolidated financial data should be read in conjunction with the other financial information included or incorporated by reference in this Prospectus.

(2) Includes pre-tax write-off of software purchased as part of the 1990 recapitalization of the Company amounting to $3,071.

(3) Includes pre-tax write-off of acquired in-process technology and other acquisition-related charges amounting to $1,928.

(4) Includes pre-tax write-off of acquired in-process technology and other acquisition-related charges amounting to $1,051 and write-off principally of certain software assets capitalized more than two years ago amounting to $2,466.

                                    SPSS INC.

                     SELECTED HISTORICAL FINANCIAL DATA (1)
                 (in thousands, except share and per share data)



                                                                                                                    Nine Months
                                                           Year Ended December 31,                              Ended September 30,
                                  ---------------------------------------------------------------------       ---------------------
                                  1991             1992          1993          1994            1995           1995           1996
                                  ----             ----          ----          ----            ----           ----           ----
STATEMENT OF                                                                                                       (unaudited)
OPERATIONS DATA:

   Net revenues                     $36,143           $39,557      $44,591       $54,498         $65,784     $47,421       $54,874

   Operating income                   1,235           619 (2)        6,608     6,145 (3)       7,047 (4)       6,490         8,993

   Net income (loss)                (1,492)       (3,488) (2)        3,210     3,596 (3)       4,382 (4)       4,504         5,428

   Net income (loss)
   per share                        ($0.37)       ($0.87) (2)        $0.65      $0.54(3)       $0.56 (4)       $0.59         $0.68

   Shares used in per share
   calculation                    4,013,325         4,013,325    4,958,089     6,696,604       7,768,740   7,697,217     8,031,684




                                                                December 31,                                          September 30,
                                  ------------------------------------------------------------------------            -------------
                                  1991             1992              1993            1994             1995               1996
                                  ----             ----              ----            ----             ----               ----
                                                                                                                       (unaudited)

BALANCE SHEET DATA:

   Working capital                ($11,647)         ($14,104)        ($10,083)        ($9,502)           $4,702           $9,254

   Total assets                      19,654            15,573           21,855          31,794           41,843           46,191

   Total stockholders' equity
   (deficit)                       (15,666)          (20,166)            (892)           4,122           17,692           22,983


(1) The selected historical consolidated financial data gives retroactive effect to the acquisition of Clear Software, as of September 26, 1996, which has been accounted for as a pooling of interests for financial reporting purposes, and as a result, the financial position and results of operations are presented as if the combining company had been consolidated for all periods presented. The financial data as of and for the years ended December 31, 1991 and 1992, as well as the balance sheet data as of
     December 31, 1993 are derived from unaudited historical consolidated financial statements and include in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. The selected historical consolidated financial data should be read in conjunction with the other financial information included or incorporated by reference in this Prospectus.

(2) Includes pre-tax write-off of software purchased as part of the 1990 recapitalization of the Company amounting to $3,071.

(3) Includes pre-tax write-off of acquired in-process technology and other acquisition-related charges amounting to $1,928.

(4) Includes pre-tax write-off of acquired in-process technology and other acquisition-related charges amounting to $1,051 and write-off principally of certain software assets capitalized more than two years ago amounting to $2,466.

                               JANDEL CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA
                 (in thousands, except share and per share data)




                                                                                                                    Nine Months
                                                          Year Ended December 31,                                Ended September 30,
                                -------------------------------------------------------------------------      ---------------------
                                1991 (1)         1992 (1)         1993 (1)           1994            1995      1995           1996
                                --------         --------         --------           ----            ----      ----           ----
STATEMENT OF                                                                                                       (unaudited)
OPERATIONS DATA:

   Net revenues                     $5,594            $6,649           $7,583           $8,096          $8,010   $5,493      $5,959

   Operating income                  (265)             (311)              541              360           (511)    (652)       (172)

   Net income (loss)                  (91)             (634)              510              360           (507)    (647)       (170)

   Net income (loss)
   per share                       ($0.29)           ($1.98)            $1.35            $0.98         ($1.47)   (1.88)      (0.49)

   Shares used in per share
   calculation                     314,842           319,882          378,922          367,948         344,800  344,231     347,301




                                                               December 31,                                         September 30,
                                -------------------------------------------------------------------------           -------------
                                1991 (1)         1992 (1)         1993 (1)          1994             1995                1996
                                --------         --------         --------          ----             ----                ----
                                                                                                                     (unaudited)

BALANCE SHEET DATA:

   Working capital                    $241              $121             $687            $826             $293          $185

   Total assets                      1,870             1,751            2,141           2,523            2,174         1,773

   Total stockholders' equity          828               362              924           1,308              796           684



(1) The financial data presented as of and for the years ended December 31, 1991, 1992 and 1993 has been derived from unaudited financial statements.

                                  RISK FACTORS


      In addition to the other  information  in this  Prospectus,  the following
risk  factors  should  be  considered   carefully  by  potential  purchasers  in
evaluating an investment in the Common Stock offered hereby.

      Fluctuations  in Quarterly  Operating  Results.  The  Company's  quarterly operating  results  can  be  subject  to  fluctuation  due to  several  factors, including the number and timing of product updates and new product introductions, delays in product development and introduction, purchasing schedules of its customers, changes in foreign currency exchange rates, product and market development expenditures, the timing of product shipments, changes in product mix, timing and cost of acquisitions and general economic conditions. Because the Company's expense levels are to a large extent based on its forecasts of future revenues, operating results may be adversely affected if such revenues fall below expectations. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations may not be meaningful and should not be relied upon as an indication of future performance. The Company has historically operated with very little backlog because its products are generally shipped as orders are received. As a result, revenues in any quarter are dependent on orders shipped and licenses renewed in that quarter. The Company has experienced a seasonal pattern in its operating results with the fourth quarter typically having the highest operating income. For example, excluding acquisition and other non-recurring charges, the percentage of the Company's operating income realized in the fourth quarter was 40% in 1993, 41% in 1994 and 41% in 1995. In addition, the timing and amount of the Company's revenues are subject to a number of factors that make estimation of operating results prior to the end of a quarter uncertain. A significant portion of the Company's operating expenses are relatively fixed, and planned expenditures are based primarily on revenue forecasts. More specifically, in the fourth quarter, the variable profit margins on modest increases in sales volume at the end of the quarter are significant. Should the Company fail to achieve such fourth quarter revenue increases, net income for the fourth quarter and the full year could be materially affected. Generally, if revenues do not meet the Company's expectations in any given quarter, operating results will be adversely affected. Although the Company had been profitable in each of the seven quarters up to and including the quarter ending June 30, 1994, the Company experienced a net loss of $137,000 in the third quarter of 1994 due to a one-time write-off of $1,928,000 for acquired and in-process technology and other acquisition-related charges recorded in connection with the Company's acquisition of SYSTAT, Inc. ("SYSTAT"). The Company has been profitable in the eight quarters ending December 31, 1994 through September 30, 1996. However, there can be no assurance that profitability on a quarterly or annual basis can be achieved or sustained in the future.

      Dependence on a Single Product Category; Declining Sales of Certain Products. The Company derives substantially all of its product revenues from licenses of statistical software. Accordingly, any decline in revenues from licenses of the Company's statistical software, or reduction in demand for statistical software generally, could have a material adverse effect on the Company.

      In recent years SPSS has experienced a significant shift in the sources of its revenues. Historically, the Company derived a large portion of its revenues from licenses of its mainframe and minicomputer ("Large Systems") products. As a result of the general shift by computer users from Large Systems to desktop computers, the Company has experienced an ongoing decline in revenues from Large Systems products in the last several years, although this decline has generally lessened in recent quarters. Revenues from Large Systems licenses declined from approximately $15.6 million in 1991 to $10.7 million in 1995, while sales of desktop products increased from $21.8 million in 1991 to $56.9 million in 1995, although revenues from Large Systems licenses only declined from $10.8 million to $10.7 million from 1994 to 1995. Management is unable to predict the continuing rate of decline on Large Systems licenses, if any. Revenues from the Company's products for desktop computers ("Desktop products") now account for nearly three-quarters of the Company's revenues and this percentage may continue to increase.

      Rapid Technological Change. The computer software industry is characterized by rapid technological advances, changes in customer requirements, frequent product enhancements and new product introductions. The Company's future success will depend upon its ability to enhance its existing products and introduce new products that keep pace with technological developments, respond to evolving customer requirements and achieve market acceptance. In particular, the Company believes it must continue to respond quickly to users' needs for greater functionality, improved usability and support for new hardware and operating systems. Any failure by the Company to respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could result in loss of revenues. In the past, the Company has, on occasion, experienced delays in the introduction of new products and product enhancements, primarily due to difficulties with particular operating environments and problems with software provided by third parties. The extent of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered. Such delays have most often resulted from "bugs" encountered in working with new and/or beta-stage versions of operating systems and other third party software, and bugs or unexpected difficulties in existing third party software which complicate integration with the Company's software. From time to time, the Company has discovered bugs in its products which are resolved through maintenance releases or through periodic updates depending upon the seriousness of the defect. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements on a timely basis or that the Company will not experience significant delays or defects in its products in the future, which could have a material adverse effect on the Company. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance or that developments by others will not render the Company's products or technologies obsolete or noncompetitive.

     International Operations. The Company's revenues from operations outside of North America accounted for approximately 40%, 45% and 50% of the Company's net revenues in 1993, 1994 and 1995, respectively. The Company expects that revenues from international operations will continue to represent a large percentage of its net revenues and that this percentage may increase, particularly as the Company further "localizes" the SPSS product line by translating its products into additional languages. International revenues are subject to a number of risks, including greater difficulties in accounts receivable collection, longer payment cycles, exposure to currency fluctuations, political and economic instability and the burdens of complying with a wide variety of foreign laws and regulatory requirements. The Company also believes that it is exposed to greater levels of software piracy in international markets because of the weaker protection afforded to intellectual property in some foreign jurisdictions. As the Company expands its international operations, the risks described above could increase and, could have a material adverse effect on the Company.

      Potential Volatility of Stock Price. There has been significant volatility in the market prices of securities of technology companies and in some instances, such volatility has been unrelated to the operating performance of such companies. Market fluctuations may adversely affect the price of the Common Stock. The Company also believes factors such as announcements of new products by the Company or its competitors, quarterly variations in financial results, recommendations and reports of analysts and other factors beyond the Company's control could cause the market price of the Common Stock to fluctuate substantially.

      Reliance on Relationships with Third Parties. The Company licenses certain software from third parties. Some of this licensed software is embedded in the Company's products, and some is offered as add-on products. If such licenses are discontinued, or become invalid or unenforceable, there can be no assurance that the Company will be able to develop substitutes for this software independently or to obtain alternative sources in a timely manner. Any delays in obtaining or developing substitutes for licensed software could have a material adverse effect on the Company.

     In February 1993, the Company entered into an exclusive, worldwide agreement (the "Prentice Hall Agreement") with Prentice Hall, Inc. ("Prentice Hall") under which Prentice Hall publishes and distributes the student version of the Company's software and all of the Company's publications. As a result, the Company is dependent on Prentice Hall for the development and support of the markets for student software and its publications. The failure of Prentice Hall to perform its obligations under the Prentice Hall Agreement adequately could have a material adverse effect on the Company.

     In February 1993, the Company entered into a Software Distribution Agreement (the "IBM Software Distribution Agreement") with International Business Machines Corporation ("IBM") under which IBM is responsible for manufacturing and packaging the Company's products and distributing them to the Company's domestic and European customers. If IBM fails to adequately perform its obligations under this agreement, or if the agreement is terminated, the Company's operating results could be materially adversely effected.

      Changes in Public Expenditures and Overall Economic Activity Levels. A significant portion of the Company's revenues comes from licenses of its products directly to foreign and domestic government entities. In addition, significant amounts of the Company's revenues come from licenses to academic institutions, healthcare organizations and private businesses which contract with or are funded by government entities. Government appropriations processes are often slow, unpredictable and subject to factors outside the Company's control. In addition, proposals are currently being made in certain countries to reduce government spending. Reductions in government expenditures and termination or renegotiation of government-funded programs or contracts could have a material adverse effect on the Company. In addition, declines in overall levels of economic activity could also have a material adverse impact on the Company.

      Competition. The market for the statistical software is both highly competitive and fragmented. The Company primarily competes with one general statistical software provider which is larger and has greater resources than the Company, as well as with numerous other companies offering statistical applications software, many of which offer products focused on specific statistical applications. The Company considers its primary worldwide competitor to be the larger and better-financed SAS Institute ("SAS"), although the Company believes that SAS's revenues are derived principally from products that are used for purposes other than statistics and operate on large systems platforms. StatSoft Inc., developers of the Statistica product ("Statistica"), Manugistics Group, Inc., distributors of the Statgraphics Plus product ("Statgraphics"), and Minitab, Inc. ("Minitab") are also competitors, although their annual revenues from these statistical products are believed to be considerably less than the revenues of SPSS.

      In the future, SPSS may face competition from new entrants into the statistical software market. The Company could also experience competition from companies in other sectors of the broader market for data management, analysis and presentation software, such as providers of spreadsheets, database management systems, report writers and executive information systems. These companies have added, or in the future may add, statistical analysis capabilities to their products. Many of these companies have significant name recognition, as well as substantially greater capital resources, marketing experience and research and development capabilities than the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investment in research and development and sales and marketing, or that the Company will otherwise be able to make the technological advances necessary to maintain or enhance its competitive position. The Company's future success will also depend significantly upon its ability to continue to sell its Desktop products, to attract new customers looking for more sophisticated or powerful software and to introduce additional add-on products to existing customers. There can be no assurance that the Company will be able to compete successfully in the future.

      Dependence on Key Personnel. The Company is dependent on the efforts of certain executives and key employees, including its President and Chief Executive Officer, Jack Noonan. The Company's continued success will depend in part on its ability to attract and retain highly qualified technical, managerial, sales, marketing and other personnel. Competition for such personnel is intense. There can be no assurance that the Company will be able to continue to attract or retain such highly qualified personnel. No life insurance policies are maintained on the Company's key personnel.

      Intellectual Property; Proprietary Rights. The statistical algorithms incorporated in the Company's software are not proprietary. The Company believes that the proprietary technology constituting a portion of the Company's software determines the speed and quality of displaying the results of computations, the connectivity of the Company's products with third party software and the ease of use of its products. The Company's success will depend, in part, on its ability to protect the proprietary aspects of its products. The Company attempts to protect its proprietary software with trade secret laws and internal nondisclosure safeguards, as well as copyright and trademark laws and contractual restrictions on copying, disclosure and transferability that are incorporated into its software license agreements. The Company licenses its software only in the form of executable code, with contractual restrictions on copying, disclosures and transferability. Except for licenses of its products to users of Large System products and annual licenses of its Desktop products, the Company licenses its products to end-users by use of a "shrink-wrap" license that is not signed by licensees, as is customary in the industry. It is uncertain whether such license agreements are legally enforceable. The source code for all of the Company's products is protected as a trade secret and as unpublished copyrighted work. In addition, the Company has entered into confidentiality and nondisclosure agreements with its key employees. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as a trade secret. The Company has no patents, and judicial enforcement of copyright laws may be uncertain, particularly outside of North America. Preventing unauthorized use of computer software is difficult, and software piracy is expected to be a persistent problem for the packaged software industry. These problems may be particularly acute in international markets. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Despite the precautions taken by the Company, it may be possible for unauthorized third parties to reverse engineer or copy the Company's products or obtain and use information that the Company regards as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology.

      Although the Company's products have never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to use the intellectual property of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all. There can also be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

      Control by Existing Stockholders; Antitakeover Effects. As of December 31, 1996, the Company's executive officers and directors owned beneficially approximately 22.2% of the outstanding shares of Common Stock. The Norman H. Nie Revocable Trust Dated March 15, 1991 (the "Nie Trust") and affiliates of the Nie Trust, are entitled to nominate a director for inclusion in the management slate for election to the Board so long as the Nie Trust continues to own no less than 12.5% of the outstanding shares of Common Stock. As of December 31, 1996, the Nie Trust and affiliates of the Nie Trust beneficially owned approximately 15.9% of the outstanding shares of Common Stock. The Company's Certificate of Incorporation and Bylaws contain a number of provisions, including provisions requiring an 80% super majority stockholder approval of certain actions and provisions for a classified Board of Directors, which would make the acquisition of the Company, by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult or impossible.

      Shares Eligible for Future Sale. As of December 31, 1996, there were vested options outstanding held by management to purchase approximately an additional 536,573 shares of SPSS Common Stock and unvested options to purchase approximately an additional 140,370 shares of SPSS Common Stock, with an average exercise price of $5.81 per share. The Company has also established a stock purchase plan available to employees of the Company, which permits employees to acquire shares of SPSS Common Stock at the end of each quarter at 85% of the market price of SPSS Common Stock as of such date.

     In addition to the Company's currently outstanding shares and those issuable to employees as described above, the Company has issued approximately 339,000 shares of SPSS Common Stock to Jandel's shareholders. Such shares of SPSS Common Stock will generally be available for resale.

      No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SPSS Common Stock by the Company or by shareholders, or the perception that such sales may occur, could adversely affect prevailing market prices for SPSS Common Stock.

     Accumulated Deficit. The Company had an accumulated deficit of $16,235,000 as of September 30, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               SPSS' FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management's Discussion and Analysis has been prepared on the basis of the Supplemental Consolidated Financial Statements included elsewhere herein.

Overview

      The original Statistical Package for the Social Sciences was introduced in 1969, and the Company was incorporated in 1975. The first SPSS products were almost exclusively used by academic researchers working on mainframe systems. The Company has subsequently transformed and enhanced its core product technology, broadened its customer base into the corporate and government sectors, significantly expanded its sales and marketing capabilities and adapted its products to changing hardware and software technologies. SPSS software was adapted to minicomputers in the late 1970s and to desktop platforms, including high-end workstations and personal computers, in the mid-1980s. In June 1992, the Company introduced its first windows-based graphical user interface product, SPSS for Windows, which it has since updated three times, and released versions for Macintosh computers and major UNIX/Motif platforms. Approximately 52% of the current SPSS customer base works in corporate settings, with another 31% in academic institutions and 17% in government agencies. The SPSS sales and marketing force now numbers more than 280 professionals in 10 Company offices worldwide.

     In recent years SPSS has experienced a significant shift in the sources of its revenues. Between 1991 and 1995, Desktop product license revenues increased from approximately 50% to 77% of total net revenues, while Large Systems software license revenues declined from approximately 39% to 15%. Gross margins associated with the Company's Desktop products are slightly lower than those associated with its Large Systems products. Shifts in the product mix may, as a result, cause fluctuations in gross margins. In addition, the portion of the Company's net revenues derived from international operations increased from 40% to 50% between 1993 and 1995. This trend continued in 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF SPSS FINANCIAL CONDITION AND RESULTS OF OPERATIONS - International Operations."

Results of Operations

      The following table sets forth certain statement of operations data as a percentage of net revenues for the periods indicated.

                                        ================================================================================
                                                                                               Nine months ended
                                                    Year ended December 31,                      September 30,
                                        --------------------------------------------------------------------------------
                                           1993           1994            1995            1995            1996

Net revenues:

      Desktop products                    68.1%          73.4%           77.1%           76.1%           78.4%

      Large System products               22.6%          17.3%           14.5%           14.9%           13.4%

      Other products and services         9.3%           9.3%            8.4%            9.0%            8.2%
                                        --------------------------------------------------------------------------------
           Net revenues                   100.0%         100.0%          100.0%          100.0%          100.0%

Cost of revenues                          12.8%          11.6%           10.4%           10.4%           10.3%
                                        --------------------------------------------------------------------------------
Gross profit                              87.2%          88.4%           89.6%           89.6%           89.7%




                                      --------------------------------------------------------------------------------
Operating expenses:

      Sales and marketing                 47.4%          51.3%           52.7%           54.4%           50.3%

      Product development                 16.0%          14.7%           14.7%           15.5%           16.2%

      General and administrative          10.1%          8.9%            8.5%            8.7%            8.7%

      Nonrecurring items                  -              -               3.4%            -               -

      Acquisition-related charges         -              3.1%            1.4%            -               -
                                        --------------------------------------------------------------------------------
           Operating expenses             73.5%          78.0%           80.7%           78.6%           75.2%
                                        --------------------------------------------------------------------------------
      Operating income                    13.7%          10.4%           8.9%            11.0%           14.5%
                                        --------------------------------------------------------------------------------
      Net interest income (expense)       (3.2%)         (0.4%)          0.2%            0.2%            0.5%

      Merger costs                        -              -               -               -               (1.6%)

      Other income (expense)              (0.8%)         (0.2%)          0.2%            0.3%            (0.3%)
                                        --------------------------------------------------------------------------------
      Income before income taxes          9.7%           9.8%            9.3%            11.5%           13.1%

      Provision for income taxes          2.6%           3.5%            4.0%            4.2%            4.5%
                                        --------------------------------------------------------------------------------
      Net income                          7.1%           6.3%            5.3%            7.3%            8.6%
                                        ================================================================================


Comparison of Twelve Months Ended December 31, 1993, 1994 and 1995.

Net Revenues. Net revenues increased from $52,174,000 in 1993 to $62,594,000 in 1994 and to $73,794,000 in 1995, increases of 20% and 18%, respectively. These increases were primarily due to an increase in Desktop revenues of 29% in 1994 and 24% in 1995, partially offset by a decline in Large System revenues of 8% and 1%, respectively. In addition, in 1994 and 1995, the increase in net revenues was due in part to the acquisition by the Company of the remaining 50% portion of SPSS Japan, its Japanese joint venture, which was effective in the first quarter of 1994, and the September 1994 acquisition of SYSTAT. When compared to 1993, the SPSS Japan acquisition accounted for approximately $3,758,000 of the Company's increase in sales in 1994 and $6,898,000 in 1995. The Company's acquisition of SYSTAT accounted for approximately $668,000 of the Company's increase in sales in the fourth quarter of 1994 and $1,704,000 in 1995 when compared to 1993. The increase in Desktop revenues reflected $24,032,000 in 1994 and $31,438,000 in 1995 of new revenues from licenses of SPSS for Windows. In addition, revenues from annual license renewals of Desktop products reflected a $1,692,000 and $3,203,000 increase in annual license revenues for SPSS for Windows in 1994 and 1995, respectively. The decline in Large Systems revenues was primarily due to the nonrenewal of product licenses on mainframe platforms, as well as the deferral into future periods of revenues from renewal licenses, which exceeded the amount recognized from prior periods. Revenues from other products and services increased by 20% in 1994 due to an increase of 60% in revenues from training and consulting services, partially offset by a 34% decrease in revenues from publications and student products due to the shift of the sales of SPSS publications and student products under the Prentice Hall Agreement. In 1995, revenues from other products and services increased by 7% due to an increase of 30% in revenues from training and consulting services, partially offset by a 49% decrease in revenues previously received from publications and student products due to the end of the payment of guaranteed royalties from the Prentice Hall

Agreement in July 1995. The Company is no longer entitled to such guaranteed royalties under the Agreement between the Company and Prentice Hall and now only receives actual royalties under the Prentice Hall Agreement. Revenues were aided by changes in foreign currency exchange rates in 1994 and 1995.

Cost of Revenues. Cost of revenues consists of costs of goods sold, amortization of capitalized software development costs, and royalties paid to third parties. Cost of revenues increased from $6,663,000 in 1993 to $7,243,000 in 1994, to $7,709,000 in 1995. Such costs increased 9% in 1994 and 6% in 1995 due to higher sales levels, higher amounts of capitalized software amortized and, in 1994, higher royalties paid to third parties. As a percentage of net revenues, cost of revenues decreased from 13% in 1993 to 12% in 1994 and to 10% in 1995.

Sales and Marketing. Sales and marketing expenses increased from $24,743,000 in 1993 to $32,109,000 in 1994 and to $38,892,000 in 1995, an increase of 30% in
1994 and 21% in 1995. These increases were due to expansion of the domestic and international sales organizations, salary and commission increases, increased marketing expenses associated with SPSS for Windows, in 1994 the inclusion of all the sales and marketing expenses of SPSS Japan, in the fourth quarter of 1994 and 1995 the incorporation of the SYSTAT sales organization into the Company, and in 1995 the negative effects of changes in foreign currency exchange rates. As a percentage of net revenues, sales and marketing expenses increased from 47% in 1993 to 51% in 1994 and to 53% in 1995.

Product Development. Product development expenses increased from $8,330,000 in 1993 to $9,215,000 in 1994 and to $10,863,000 in 1995 (net of capitalized
software   development   costs  of  $1,341,000,   $1,639,000   and   $1,630,000,
respectively) an increase of 11% in 1994 and an increase of 18% in 1995. In the same periods, the Company's expense for amortization of capitalized software and product translations, included in cost of revenues, was $1,006,000, $1,239,000 and $1,592,000, respectively. The increases in product development expenses were primarily due to salary increases, the addition of technical personnel from the SYSTAT acquisition into the Company, and higher depreciation expense related to the purchase of capital equipment used in product development. As a percentage of net revenues, product development expenses declined from 16% in 1993 to 15% in 1994 and 1995 primarily as a result of the increase in net revenues.

General and Administrative. General and administrative expenses increased from $5,289,000 in 1993 to $5,594,000 in 1994 and to $6,277,000 in 1995, an increase of 6% in 1994 and 12% in 1995. These increases were primarily attributable to increases in general insurance as a result of being a publicly-held company, higher professional fees and the amortization of goodwill associated with the 1994 acquisitions of SPSS Japan and SYSTAT, and in 1995 higher professional fees and charges for bad debts. Such expense decreased as a percentage of net revenues from 10% in 1993 to 9% in 1994 and 1995.

Nonrecurring Items. A nonrecurring charge of $2,466,000 was recorded in 1995 primarily related to the revaluation of certain assets capitalized prior to the Company's IPO in August 1993. Approximately $1,343,000 of this charge related to the development of UNIX products, approximately $178,000 to the initial development of QI Analyst, and approximately $347,000 related to the Japanese translation of SPSS and DOS. In addition, approximately $200,000 of the charge related to the out-dated software purchased for the Company's customer information system. The remainder primarily related to shut down and moving costs at subsidiary locations.

Acquisition-related Charges. Charges related to the acquisition of SYSTAT in 1994 and BMDP in 1995 totaled $1,928,000 and $1,051,000, respectively, and represented one-time write-offs of acquired and in-process technology and other acquisition-related charges.

Net Interest Income (Expense). Net interest income (expense) was ($1,682,000) in 1993 and ($229,000) in 1994, reflecting a decrease of 86% due to the elimination of interest expense related to the Company's long-term debt, which the Company prepaid through the use of net proceeds from the Company's initial public offering of stock in August 1993. Net interest income was $176,000 in 1995 due to interest earned on short-term investments as well as the elimination of interest expense related to the Company's line of credit, which the Company repaid with the net proceeds from the Company's February 1995 public offering of stock.

Other Income (Expense). Other income (expense) consists mainly of the amortization of fees incurred in connection with the Recapitalization, expenses related to the stock appraisal action, and foreign exchange transactions. Such other items were ($390,000) in 1993, ($128,000) in 1994 and $132,000 in 1995.
The 1993 decrease was due to decreased legal expenses resulting from the completion of the trial of the stock appraisal action in December 1992, partially offset by the write-off of the unamortized balance of fees incurred in connection with the Recapitalization due to the elimination of the Company's long-term debt which had been incurred in connection with the Recapitalization. The 1994 net amount consisted of expenses of $248,000 related to foreign exchange transactions, offset by $186,000 in proceeds from a Japanese insurance claim settlement. The 1995 net amount was primarily foreign currency transaction gains.

Provision for Income Taxes. The provision for income taxes consisted of $1,357,000 in 1993, $2,192,000 in 1994 and $2,969,000 in 1995. During 1993, the
provision for income taxes was the result of pretax income of $5,077,000, which includes both domestic and international operations, reduced by a one-time tax credit of $511,000 due to the recognition of a fully reserved (but previously unrealized) deferred tax asset realized upon the payment of accrued but previously unpaid ownership payments to the Company's founders. These payments were made in 1993 through the use of a portion of the net proceeds from the Company's August 1993 initial public offering. During 1994, the provision for income taxes was the result of pretax income of $6,148,000 and represented a tax rate of approximately 36% of pretax income. During 1995, the provision for income taxes was the result of pre-tax income of $6,844,000, reflecting a tax rate of approximately 38% of pre-tax income, excluding the effect of Japanese withholding taxes of $336,000 on monies transferred out of Japan in 1995.

Comparison of Nine Months Ended September 30, 1995 to Nine Months Ended September 30, 1996.

Net Revenues. Net revenues were $52,914,000 and $60,833,000 in the nine months ended September 30, 1995 and 1996, respectively, an increase of 15%. This increase in revenue was influenced, in part, by the acquisition of BMDP, effective December 29, 1995. Net of BMDP revenue of approximately $1,055,000, the Company's increase in sales was 13%. Revenues from Desktop products increased 18% over the corresponding period in 1995 and revenues from Large System products increased 3%. The increase in revenues from Desktop products reflected $4,491,000 in new revenues from SPSS for Windows. In addition, revenues from annual license renewals of Desktop products resulted in a net increase of $2,390,000, reflecting a $2,945,000 increase in annual license renewals of SPSS for Windows. The increase in revenues from Large System products was primarily due to an increase in revenues from new UNIX licenses as a result of the BMDP acquisition. Other products and services revenues increased 5% primarily due to the increase in training and consulting revenues. This increase was partially offset by the decrease in revenues previously received from publications and student products due to the end of the payment of guaranteed royalty payments related to the Prentice Hall Agreement in July 1995. Revenues for the first nine months of 1996 were adversely affected by changes in foreign currency exchange rates.

Cost of Revenues. Cost of revenues were $5,511,000 and $6,238,000 for the nine months ended September 30, 1995 and 1996, respectively, an increase of 13%. Such costs increased due to higher sales levels and higher royalty expense paid to third parties. As a percentage of net revenues, such expenses remained constant at 10%.

Sales and Marketing. Sales and marketing expenses were $28,746,000 and $30,596,000 in the nine months ended September 30, 1995 and 1996, respectively, an increase of 6%. This increase was due to expansion of the domestic and international sales organizations, and salary and commission increases. As a percentage of net revenues, such expenses decreased from 54% to 50%.

Product Developments. Product development expenses were $8,215,000 and $9,841,000 (net of capitalized software development costs of $1,218,000 and $716,000) for the nine months ended September 30, 1995 and 1996, respectively, an increase of 20%. In the corresponding periods in 1995 and 1996, the Company's expense for amortization of capitalized software and product translations, included in cost of revenues, was $1,194,000 and $1,067,000, respectively. The increase in product development expenses was primarily due to salary and recruiting fee increases, depreciation expense, and other additions to the product development staff. As a percentage of net revenues, such expenses remained constant at 16%.

General and Administrative. General and administrative expenses were $4,604,000 and $5,337,000 in the nine months ended September 30, 1995 and 1996, respectively, an increase of 16%. Such expenses increased primarily due to increases in bad debt expense, employment taxes, employee insurance, and temporary employment and rent expenses. As a percentage of net revenues, general and administrative expenses remained constant at 9%.

Net Interest Income. Net interest income was $85,000 and $310,000 for the nine months ended September 30, 1995 and 1996, respectively. This favorable variance can be attributed to the elimination of interest expense related to the line of credit, which was repaid with the net proceeds from the Company's follow-on public offering of common stock, in February 1995.

Other Income (Expense). Other income (expense) was $141,000 and $(190,000) for the nine months ended September 30, 1995 and 1996, respectively. These amounts are comprised primarily of foreign currency gains (losses) in the corresponding nine month periods.

Merger Costs. Charges related to the merger of CLEAR totaled $980,000 and represented professional fees, severance pay, and other related costs.

Provision for Income Taxes. The provision for income taxes was $2,207,000 and $2,703,000 in the nine months ended September 30, 1995 and 1996, respectively, reflecting an approximate effective tax rate of 36% and 34%, respectively.

Liquidity and Capital Resources

      The Company had no long-term debt as of September 30, 1996 and held approximately $12,528,000 of cash and short term investments. Funds in 1994 and 1995 were used in operations, for acquisitions and to finance capital expenditures incurred in connection with staff additions, which required additional office space, furniture and computers. Capital expenditures were also made for additional computer hardware and software associated with software development.

      The Company currently has a $5,000,000 unsecured line of credit under a Credit Agreement with Bank of America N.T.S.A. ("B of A") under which borrowings bear interest at B of A's reference rate under the Credit Agreement. The Company used the net proceeds from the February 1995 public offering of Common Stock to repay its borrowings under the Credit Agreement and $5 million of unused credit is available thereunder. The credit Agreement requires the Company to comply with certain specified financial ratios and tests, and restricts the Company's ability to, among other things: (i) pay dividends or make distributions, (ii) incur additional indebtedness, (iii) create liens on assets, (iv) make investments, (v) engage in mergers, acquisitions or consolidations, (vi) sell assets, and (vii) engage in certain transactions with affiliates.

      The Company anticipates the amounts available from cash and short term investments on hand, under its line of credit, and cash flows generated from operations, will be sufficient to fund the Company's operations and capital requirements for the foreseeable future. However, no assurance can be given that changing business circumstances will not require additional capital for reasons that are not currently anticipated or that the necessary additional capital will then be available to the Company on favorable terms or at all.

      The Company's capital expenditures, primarily for computer equipment, totaled approximately $2,600,000 in 1995 and are projected to total approximately $3,200,000 and $3,500,000 in 1996 and 1997, respectively. Capital expenditures during 1995, included, among other things, new computer systems for use in internal product development. Capital expenditures during 1996 will include, among other things, new computers primarily for use in internal product development, replacement of the customer information system software, furnishings and other equipment related to the move of the Company's facility in the United Kingdom. The Company does not believe that the implementation of its business strategy will require substantial additional capital expenditures in comparison with historical levels of product development costs and other expenses.

International Operations

      Significant growth in the Company's international operations also occurred from 1993 to 1995. Revenues from international operations comprised approximately 40% of total net revenues in 1993, whereas revenues from international operations contributed 50% of total net revenues in 1995.

      Following the reorganization of its international operations in 1990, the Company has maintained substantially the same telesales and direct response organization worldwide. The international sales organization uses more independent distributors than the domestic sales organization, primarily in countries without an SPSS sales office. Management believes the profit margins associated with SPSS's domestic and international operations are essentially the same.

      As international revenues increase, the Company may experience additional foreign currency exchange risk.

Recently Issued Accounting Standards

     Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to Be Disposed of," was issued in 1995. Implementation of SFAS No. 121 is required in fiscal year 1996. SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill relating to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 is not expected to have a significant impact on the Company's consolidated financial statements.

      SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. Implementations is required in fiscal year 1996. SFAS No. 123 established financial accounting and reporting standards for stock based employee compensation plans. The Company is currently evaluating the impact this statement will have on the Company's consolidated financial statements, and intends to provide pro forma disclosures of net income as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares of Common Stock beneficially owned by each Selling Stockholder as of December 31, 1996, the number of shares of Common Stock that may be offered for the Selling
Stockholder's account and based on the number of shares of Common Stock beneficially owned as of December 31, 1996, the percentage of the shares of Common Stock to be beneficially owned by such Selling Stockholder if they elect to sell all of their Shares of Common Stock that are available for sale.


                                                 Maximum                Shares of Common
                                                 Number                    Stock To Be
                            Shares of           of Shares              Beneficially Owned
                          Common Stock          Available             Assuming Sale of All
                          Beneficially         To Be Sold             Shares Available For
Name and Address of        Owned As of          Pursuant                 Sale Hereunder
Selling Stockholder     December 31, 1996        Hereto            Number          Percent
-------------------------------------------------------------------------------------------
Ella Kroll                     75,419              75,419                0             0%*
Marina Goldberg                39,279              39,279                0             0%*
Vadim Yasinovsky               42,424              42,424                0             0%*
Adam Green                      8,327               8,327                0             0%*
Sandow Ruby                       943                 943                0             0%*
Dan Bricklin                      943                 943                0             0%*
Simon Pogrebinsky               3,928               3,928                0             0%*
Eugene Palagashvili             6,285               6,285                0             0%*
Colleen Terry                   6,285               6,285                0             0%*

* The percentage of shares beneficially owned does not exceed 1% of the class.

          The Company has agreed to register the shares of Common Stock of the Selling Stockholders offered hereby under the Securities Act. In this connection, the selling stockholders are required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the sale of their shares of Common Stock, and the Company will pay substantially all of the expenses directly associated with the registration of such shares of Common Stock hereunder.

                                 USE OF PROCEEDS

          The Company will not receive any proceeds from the registration or sale of the shares of Common Stock offered hereby.

                        DIVIDEND POLICY AND RESTRICTIONS

          The Company has never declared any cash dividends or distributions on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain its future earnings to fund ongoing operations and future capital requirements of its business.

                              PLAN OF DISTRIBUTION

          The Common Stock may be offered by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by the sale of the Common Stock to or through  broker-dealers,  and such broker-dealers may receive compensation
in  the  form  of  discounts,   concessions  or  commissions  from  the  selling
Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer who acts in connection with the sale of Common Stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commission received by them and profit on any resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

          No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time. See "RISK FACTORS -- Shares Eligible for Future Sale" elsewhere in this Prospectus.

                                  LEGAL MATTERS

          The validity of the shares of Common Stock is being passed upon for the Company by Ross & Hardies, Chicago, Illinois.


                                     EXPERTS

     The supplemental consolidated financial statements of SPSS Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of SPSS Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm in accounting and auditing.

     With respect to SPSS Inc.'s unaudited interim financial information as of March 31, 1996, June 30, 1996 and September 30, 1996 and for the three months ended March 31, 1995 and 1996, the six months ended June 30, 1995 and 1996 and the nine months ended September 30, 1995 and 1996, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because these reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

     The financial statements of Clear Software, Inc. as of December 31, 1995 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Jandel Corporation and Subsidiary as of December 31, 1995 and 1994 and for each of the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG Peat

Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS





SPSS INC. AND SUBSIDIARIES

Independent Auditors' Report....................................................................................29

Supplemental Consolidated Balance Sheets as of December 31, 1994 and 1995.......................................30

Supplemental Consolidated Statements of Income for the years ended December 31, 1993, 1994, and 1995............31

Supplemental Consolidated Statements of Stockholders' Equity for the years ended
          December 31, 1993, 1994 and 1995......................................................................32

Supplemental Consolidated Statements of Cash Flows for the years ended
          December 31, 1993, 1994, and 1995.....................................................................33

Notes to 1995 Supplemental Consolidated Financial Statements....................................................34

Supplemental Consolidated Balance Sheet as of September 30, 1996 (unaudited)....................................47

Supplemental Consolidated Statements of Income for the nine months ended
          September 30, 1995 (unaudited) and 1996 (unaudited)...................................................48

Supplemental Consolidated Statements of Cash Flows for the nine months ended
          September 30, 1995 (unaudited) and 1996 (unaudited)...................................................49

Notes to Supplemental Consolidated Financial Statements (unaudited).............................................50


JANDEL CORPORATION AND SUBSIDIARY

Balance Sheet as of September 30, 1996 (unaudited)..............................................................51

Consolidated Statements of Operations Earnings for the nine months ended
          September 30, 1995 (unaudited) and 1996 (unaudited)...................................................52

Consolidated Statements of Cash Flows for the nine months ended
          September 30, 1995 (unaudited) and 1996 (unaudited)...................................................53

Notes to the Unaudited Financial Statements.....................................................................54

                           SPSS INC. AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
SPSS Inc.:


We have audited the accompanying supplemental consolidated balance sheets of SPSS Inc. and subsidiaries as of December 31, 1994 and 1995 and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of SPSS Inc. and Jandel Corporation and Subsidiaries on November 20, 1996, which has been accounted for as a pooling of interests as described in note 6 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of SPSS Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPSS Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                                           KPMG PEAT MARWICK LLP



Chicago, Illinois
November 20, 1996

                           SPSS INC. AND SUBSIDIARIES
                    Supplemental Consolidated Balance Sheets
                           December 31, 1994 and 1995

                        (In thousands, except share data)


ASSETS                                                                                         1994                     1995

Current assets:
  Cash and cash equivalents                                                                  $2,410                   11,175
  Accounts receivable, net of allowances of $566 in 1994 and
    $911 in 1995                                                                             11,732                   13,694
  Inventories                                                                                 1,698                    1,763
  Prepaid expenses and other current assets                                                   1,520                    1,558
                                                                                             ------                   ------
Total current assets                                                                         17,360                   28,190
                                                                                             ------                   ------
Equipment and leasehold improvements, at cost:
  Furniture, fixtures, and office equipment                                                   3,495                    3,785
  Computer equipment and software                                                             8,170                    9,870
  Leasehold improvements                                                                      1,326                    1,413
                                                                                              -----                   ------
                                                                                             12,991                   15,068
  Less accumulated depreciation and amortization                                              8,679                   10,335
                                                                                             ------                   ------
Net equipment and leasehold improvements                                                      4,312                    4,733
                                                                                             ------                   ------
Capitalization software development costs,
  net of accumulated amortization                                                             7,207                    6,839
Goodwill, net of accumulated amortization                                                     2,331                    2,213
Other assets                                                                                  3,107                    2,042
                                                                                             ------                   ------
                                                                                            $34,317                   44,017
          LIABILITIES AND STOCKHOLDERS' EQUITY                                              =======                   ======

Current liabilities:
  Notes payable and current portion of long-term debt                                         2,921                       75
  Accounts payable                                                                            4,889                    3,277
  Accrued royalties                                                                             519                      496
  Accrued rent                                                                                1,202                      921
  Other accrued liabilities                                                                   7,020                    9,255
  Income taxes and value added taxes payable                                                  2,599                    2,262
  Customer advances                                                                             504                      295
  Deferred revenues                                                                           6,382                    6,614
                                                                                              -----                    -----
Total current liabilities                                                                    26,036                   23,195
                                                                                             ------                   ------
Deferred income taxes                                                                         2,191                    2,015
Long-term debt                                                                                   51                        -
Other non-current liabilities                                                                   609                      319
Stockholders' equity:
  Common Stock,  $.01 par value;  50,000,000  shares  authorized;  6,692,153 and
    7,633,131 shares issued and outstanding at
    December 31, 1994 and 1995, respectively                                                     67                       76
  Additional paid-in capital                                                                 30,929                   40,352
  Cumulative foreign currency translation adjustments                                         (463)                     (699)
  Accumulated deficit                                                                      (25,103)                  (21,241)
                                                                                           --------                  --------
Total stockholders' equity                                                                    5,430                   18,488
                                                                                              -----                   ------
Commitments (note 7)                                                                              -                        -

                                                                                           $ 34,317                   44,017
                                                                                           ========                   ======


See accompanying notes to supplemental consolidated financial statements

                           SPSS INC. AND SUBSIDIARIES

                 Supplemental Consolidated Statements of Income
                  Years ended December 31, 1993, 1994 and 1995

                 (In thousands, except share and per share data)



                                                                        1993                  1994                  1995
Net revenues:                                                           ----                  ----                  ----
  Desktop products                                                   $  35,536                45,942                56,866
  Large System products                                                 11,785                10,835                10,694
  Other products and services                                            4,853                 5,817                 6,234
                                                                        ------                ------                ------
Net revenues                                                            52,174                62,594                73,794
Cost of revenues                                                         6,663                 7,243                 7,709
                                                                        ------                ------                ------
Gross profit                                                            45,511                55,351                66,085
                                                                        ------                ------                ------
Operating expenses:
  Sales and marketing                                                   24,743                32,109                38,892
  Product development                                                    8,330                 9,215                10,863
  General and administrative                                             5,289                 5,594                 6,277
  Nonrecurring items                                                         -                     -                 2,466
  Acquisition-related charges                                                -                 1,928                 1,051
                                                                        ------                ------                ------
Operating expenses                                                      38,362                48,846                59,549
                                                                        ------                ------                ------
Operating income                                                         7,149                 6,505                 6,536
                                                                        ------                ------                ------
Other income (expense):
  Interest income                                                           44                   132                   305
  Interest expense                                                      (1,726)                 (361)                 (129)
  Other                                                                   (390)                 (128)                  132
                                                                       -------                 ------                ------
Other income (expense)                                                  (2,072)                 (357)                   308
                                                                       --------                ------                ------
Income before income taxes                                               5,077                 6,148                  6,844
Income tax expense                                                       1,357                 2,192                  2,969
                                                                        ------                 -----                  -----
Net income                                                          $    3,720                 3,956                  3,875
                                                                         =====                 =====                  =====
Net earnings per share                                              $     0.70                  0.56                   0.48
                                                                         =====                 =====                  =====
Weighted average common stock and common
  stock equivalent shares outstanding                                5,306,152             7,034,586              8,085,459
                                                                     =========             =========              =========



See accompanying notes to supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

              Supplemental Consolidated Statements of Stockholders'
                   Equity Years ended December 31, 1993, 1994
                                    and 1995

                        (In thousands, except share data)

                                                                         1993                    1994                1995
Preferred stock Series A convertible, $.01 par value:                    ----                    ----                ----

     Balance at beginning of period                              $        1                       -                   -
     Conversion of 52,650 shares of preferred stock
        to common stock                                                  (1)                      -                   -
                                                                  ---------                --------             -------
Balance at end of period                                                  -                       -                   -
                                                                  ---------                --------             -------
Preferred stock Series B convertible, $.01 par value:
     Balance at beginning of period                                       1                       -                   -
     Conversion of 60,000 shares of preferred stock
        to common stock                                                  (1)                      -                   -
                                                                  ---------                --------             -------
Balance at end of period                                                  -                       -                   -
                                                                  ---------                --------             -------
Common stock, $.01 par value:
     Balance at beginning of period                                       5                      65                  67
     Conversion of 52,650 shares of Series A convertible
        preferred stock to 1,755,000 shares of common stock              18                       -                   -
     Conversion of 60,000 shares of Series B convertible
        preferred stock to 2,000,000 shares of common stock              20                       -                   -
     Initial public offering of 2,266,667 shares of common                                                            -
        stock                                                            22                       -
     Issuance of 150,000 and 2,334 shares of common stock
        in 1994 and 1995, respectively                                    -                       2                   -
     Public offering of 908,287 shares of common stock                    -                       -                   9
                                                                  ---------                --------             -------
Balance at end of period                                                 65                      67                  76
Additional paid-in capital:
     Balance at beginning of period                                  13,736                  29,322              30,929
     Conversion of 52,650 shares of Series A convertible
         preferred stock                                                (17)                      -                   -
     Conversion of 60,000 shares of Series B convertible
         preferred stock                                                (19)                      -                   -
     Initial public offering of 2,266,667 shares of common
          stock                                                      15,569                       -                   -
     Issuance of 150,000 and 2,334 shares of common stock
         in 1994 and 1995, respectively                                   -                   1,226                   6
     Public offering of 908,287 shares of common stock                    -                       -               9,118
     Sale of 30,330 and 9,892 shares of common stock to
         the Employee Stock Purchase and 401(k) Plans
         in 1994 and 1995, respectively                                   -                     265                 141
     Exercise of stock options and other                                 52                      36                  40
     Income tax benefit related to stock options and
         Employee Stock Purchase Plan                                     -                      44                 117
     Undistributed earnings related to business combination               1                      36                   1
                                                                  ---------                  ------              ------
Balance at end of period                                          $  29,322                  30,929              40,352
                                                                  ---------                  ------              ------
Foreign currency translation adjustment:
     Balance at beginning of period                               $    (805)                   (332)               (463)
     Translation adjustment                                             473                    (131)               (236)
                                                                  ----------                 -------             -------
Balance at end of period                                               (332)                   (463)               (699)
Accumulated deficit:                                              ----------                 -------             -------
     Balance at beginning of period                                 (32,742)                (29,023)            (25,103)
     Net income                                                       3,720                   3,956               3,875
     Undistributed earnings related to business combination              (1)                    (36)                 (1)
     Dividends declared                                                  -                       -                  (12)
                                                                  ----------                 -------             -------
Balance at end of period                                            (29,023)                (25,103)            (21,241)
                                                                  ----------                 -------             -------
Total Stockholders' equity                                        $      32                   5,430              18,488
                                                                  ==========                 =======             =======


See accompanying notes to supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

                  Supplemental Consolidated Statements of Cash
                  Flows Years ended December 31, 1993, 1994 and
                                      1995

                                 (In thousands)


                                                                        1993          1994          1995
Cash flows from operating activities:
  Net income                                                           $3,720        3,956         3,875
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                      2,229         3,469         4,675
    Stock option compensation expense                                   -            -                21
    Deferred income taxes                                                 62           612          (176)
    Write-off of software development costs and
      other assets                                                      -            -             2,281
    Write-off of acquired in-process technology                         -            1,741           851
    Write-off of deferred loan costs                                     277         -             -
    Changes in assets and liabilities, net of effects of acquisitions:
        Accounts receivable                                             (834)       (3,122)       (1,578)
        Inventories                                                     (173)          181          (134)
        Accounts payable                                               3,009        (1,529)       (1,780)
        Accrued royalties                                                 75            (5)          (23)
        Accrued expenses                                              (1,044)         (992)         (487)
        Other                                                           (948)         (113)           21
                                                                      -------        ------        ------
Net cash provided by operating activities                              6,373         4,198         7,546
                                                                      -------        ------        ------
Cash flows from investing activities:
  Capital expenditures, net                                           (1,674)       (2,436)       (2,838)
  Capitalized software development costs                              (2,116)       (3,219)       (2,504)
  Shareholder lawsuit appeal bond                                     (1,184)        -             -
  Net (payments) receipts related to acquisitions                       -             (149)           46
  Net (increase) decrease in other assets                                 (9)          (31)           14
                                                                      -------       -------       -------
Net cash used in investing activities:                                (4,983)       (5,835)       (5,282)
                                                                      -------       -------       -------
Cash flows from financing activities:
  Net borrowings under line-of-credit agreements                        (923)        1,467        (2,890)
  Proceeds from issuance of common stock                              16,919           301        10,512
  Cost of issuance of common stock                                    (1,272)        -            (1,205)
  Retired subordinated debt                                           (7,167)        -             -
  Retired term loan                                                   (7,000)        -             -
  Income tax benefit from stock option exercises                        -               44           117
  Principal repayment under capital lease obligation                     (23)           (3)        -
  Repayment of notes payable to related parties                         (100)          (38)        -
  Repurchase of common stock                                              (3)            -           (14)
  Other                                                                 -                -           (19)
                                                                       ------        ------        ------
Net cash provided by financing activities                                431         1,771         6,501
                                                                       ------        ------        ------
Net change in cash and cash equivalents                                1,821           134         8,765
Cash and cash equivalents at beginning of period                         455         2,276         2,410
                                                                       -----                       -----
Cash and cash equivalents at end of period                             2,276         2,410        11,175
                                                                       =====         =====        ======
Supplemental disclosures of cash flow information:
  Interest paid                                                        3,119           237           142
  Income taxes paid                                                       58           750         3,459
Supplemental disclosures of non-cash activity:                         =====         =====        ======
  Conversion of Series A convertible preferred stock                     (18)         -            -
  Conversion of Series B convertible preferred stock                     (20)         -            -
  Issuance of common stock for the purchase of SYSTAT, Inc.             -               (2)        -
                                                                       =====         ======       ======

See accompanying notes to supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements

                        December 31, 1993, 1994 and 1995



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) DESCRIPTION OF BUSINESS

     SPSS, Inc. (the Company) develops, markets, and supports statistical software products and services that enable the effective use of marketplace and enterprise data in decision making. The primary users of the Company's software are managers and data analysts in corporate settings, government agencies and academic institutions.
     The Company markets its products and services worldwide.

     (B) PRINCIPLES OF CONSOLIDATION

     The supplemental consolidated financial statements include the accounts of SPSS Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

     (C) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (D) SOFTWARE REVENUE RECOGNITION

     The Company recognizes revenue from Desktop product licenses, net of an allowance for estimated returns and cancellations, at the time the software is delivered. Revenue from Large System product license agreements is recognized upon contract execution, product delivery, and customer acceptance.

     Revenue from postcontract customer support (PCS or maintenance) agreements, including PCS bundled with Desktop product and Large System product license, is recognized ratably over the term of the related PCS agreements. Certain Desktop product licenses include commitments for insignificant obligations, such as technical and other support, for which an accrual is provided.

     Revenue from consulting, publications, and other items included in other revenue is recognized as the related products or services are delivered or rendered.

     (E) SOFTWARE DEVELOPMENT COSTS

     Software development costs incurred by the Company in connection with the Company's long-term development projects are capitalized in accordance with Statement of Financial Accounting Standards No. 86. The Company has not capitalized software development costs relating to development projects where the net realizable value is of short duration, as the effect would be immaterial. The Company reviews capitalized software development costs each period and, if necessary, reduces the carrying value of each product to its net realizable value.
                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



     (F) COMPUTATION OF NET EARNINGS PER SHARE

     The net earnings per common and common equivalent share for the years ended December 31, 1993, 1994 and 1995 have been computed using the weighted average number of common and dilutive common equivalent shares outstanding for each year (5,306,152, 7,034,586 and 8,085,459 shares, respectively). Common equivalent shares consist of the shares issuable upon exercise of stock options (using the treasury stock method).

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, options for common stock granted during the 12 months immediately preceding the Company's initial public offering date (using the treasury stock method of the public offering price of $8.00 per share) have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented prior to the initial public offering. In addition, the calculation also includes preferred stock as if converted to Common Stock on the original date of issuance for all periods presented prior to the initial public offering (see note 2).

     (G) DEPRECIATION AND AMORTIZATION

     Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets, which range from three to eight years. Leasehold improvements are amortized on the straight-line method over the remaining terms of the respective leases. Capitalized software costs are amortized on a straight-line method over three to five years based upon the expected life on each product. This method results in greater amortization that the method based upon the ratio of current year gross product revenue to current and anticipated future gross product revenue.

     (H) INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Statement 109 requires the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax asset and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (I) INVENTORIES

     Inventories, consisting of finished goods, are stated at the lower of cost or market. Cost is determined using the first-in, first out method.

                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



     (J) GOODWILL

     The excess of the cost over the fair value of net assets acquired is recorded as goodwill and amortized on a straight-line basis over ten to fifteen years. Accumulated amortization was $153,000 and $363,000 as of December 31, 1994 and 1995, respectively.

     (K) FOREIGN CURRENCY TRANSLATION

     The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in "other income and expense" in the statement of income.

     (L) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of financial instruments were not materially different from their carrying values.

     (M)     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of highly liquid investments with initial maturity dates of less than three months.

     (N) RECLASSIFICATIONS

     Where appropriate, certain items relating to the prior years have been reclassified to conform to the presentation in the current year.

(2)  INITIAL PUBLIC OFFERING

     In August 1993, the Company completed an initial public offering of Common Stock. The primary purpose of the initial public offering was to repay the note payable, term loan, subordinated debt, and related accrued interest.

     Upon the effective date of the initial public offering, the Series A and Series B convertible preferred shares were converted into shares of Common Stock and a reverse one-for-three Common Stock split was effected. All common share and per share amounts in the accompanying supplemental consolidated financial statement have been adjusted retroactively to give effect to the reverse stock split.


                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



(3)  INTERNATIONAL SUBSIDIARIES

     The net assets, net revenues and net earnings of international subsidiaries as of and for the years ended December 31, 1993, 1994 and 1995 included in the supplemental consolidated financial statements are summarized as follows:

                                                                                 December 31,
                                                           ------------------------------------------------
                                                                1993              1994               1995
                                                                ----              ----               ----
Working capital                                            $(2,157,000)       $(5,541,000)      $(3,407,000)
Excess of noncurrent assets over noncurrent liabilities    $ 1,238,000         $2,694,000        $2,512,000
Net revenues                                               $21,069,000        $28,393,000       $36,943,000
Net earnings                                               $   586,000           $270,000          $841,000



     Geographic information is disclosed elsewhere in this document.

(4)  SOFTWARE DEVELOPMENT COSTS AND PURCHASED SOFTWARE

     Activity in capitalized software is summarized as follows:


                                                                                 December 31,
                                                           -----------------------------------------------
                                                              1993                 1994            1995
                                                              ----                 ----            ----
Balance, net - beginning of year                           $3,660,000         $4,768,000        $7,207,000
Additions                                                   1,730,000          2,704,000         2,613,000
Product translations                                          384,000            516,000           508,000
Acquired Japan product translations                           -                  458,000           -
Write-down to net realizable value                            -                  -              (1,897,000)
Amortization expense charged to cost of revenues           (1,006,000)        (1,239,000)       (1,592,000)
                                                          ------------        -----------       -----------
Balance, net - end of year                                $ 4,768,000         $7,207,000        $6,839,000
                                                          ============        ===========       ===========





                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements





The components of capitalized software are summarized as follows:


                                                      December 31,
                                             -----------------------------
                                                 1994               1995
                                                 ----               ----
Product translations                           $802,000        $ 1,096,000
Acquired Japan product translations             458,000           -
Acquired software technology                  1,831,000          2,300,000
Capitalized software development costs        4,116,000          3,443,000
                                             ----------        -----------
Balance, net - end of period                 $7,207,000        $ 6,839,000
                                             ==========        ===========


     Total software development costs, including amounts expensed as incurred, amounted to approximately $10,444,000, $12,435,000 and $13,367,000, for the
     years ended December 31, 1993, 1994 and 1995, respectively.

     Included in acquired software technology at December 31, 1994 is $1,000,000 related to the purchase of CHAID for Windows. The future guaranteed obligation related to this purchase, reflected in the supplemental consolidated balance sheet as of December 31, 1995, amounting to $550,000 and is due through 1998.

     Included in acquired software technology at December 31, 1995 is $618,000 of technology resulting from the acquisition of BMDP Statistical Software, Inc. (see note 6).

(5)  INVESTMENT IN JOINT VENTURE

     In October 1988, the Company entered into a joint venture with Japan Systems Engineering Corporation (JSE) and formed SPSS Japan, Inc., owned equally by JSE and the Company. An executive of JSE, the joint venture partner, was also a shareholder in SPSS Inc. The joint venture was created for the purposes of adopting, marketing, selling, licensing and providing technical support and assistance in Japan for the Company's products. The investment in SPSS Japan, Inc. was being accounted for using the equity method. As of January 1, 1994, SPSS Japan, Inc. became a wholly owned subsidiary of SPSS Inc. (see note 6).

     During the year ended December 31, 1993, the Company recorded $169,000 of royalty revenue from SPSS Japan, Inc.


                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



(6)  ACQUISITIONS

     During the first quarter of 1994, the Company acquired the remaining capital stock of SPSS Japan, Inc. from its joint venture partner, JSE. Results of SPSS Japan, Inc. are consolidated in the Company's statements of income from January 1, 1994. The purchase price for SPSS Japan, Inc. was approximately $50,000 and approximately $1,600,000 in accrued royalties, cash advances and interest was to be paid by SPSS Japan, Inc.
     to JSE over the next four years.

     The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values. The $961,000 excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill.

     During the third quarter of 1994, the Company acquired specific assets and liabilities of SYSTAT, Inc. (SYSTAT). SYSTAT is engaged in the business of statistical software. Results of SYSTAT are included in the Company's statements of income from September 1, 1994. The purchase price for SYSTAT was $1,828,000, consisting of $600,000 in cash and 150,000 shares of Common Stock of the Company valued at $1,228,000. In addition, the Company granted options at $9.00 per share to purchase 150,000 shares of Common Stock to the principal owners of SYSTAT.

     The SYSTAT acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values. The $1,403,000 excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill in 1994. During 1995 certain assumed liabilities were revalued, and consequently SYSTAT goodwill was reduced to $1,203,000.

     As of December 29, 1995, the Company acquired substantially all of the assets of one of its competitors, BMDP Statistical Software, Inc. (BMDP), for $850,000 in cash to BMDP and noncompetition payments to the principal shareholder of BMDP. In addition, the Company agreed to assume approximately $1,400,000 of BMDP's liabilities, consisting of telephone equipment and office machine lease obligations, accounts payable and advertising fees, accrued employment-related expenses, professional fees, and bank loan and line of credit facilities. In the fourth quarter of 1995, the Company recorded charges of approximately of $1,051,000 representing a one-time write-off of acquired and in process technology and other acquisition-related charges. The BMDP acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values. The $301,000 excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill.

     The pro forma impact of these acquisitions on the 1993, 1994 and 1995 supplemental consolidated statements of income is not material.

     On September 26, 1996, the Company acquired all of the outstanding capital stock of Clear Software, Inc. (Clear), a developer and marketer of process management, analysis and documentation software products, in exchange for 183,833 shares of Common Stock. The merger with Clear was accounted for as a pooling of interests and, accordingly, the financial statements have been restated as if the Company and Clear had been combined for all periods presented.

                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements




     On November 20, 1996, the Company acquired all of the outstanding capital stock of Jandel Corporation and Subsidiary (Jandel), a developer and marketer of graphical and statistical software products used mainly in scientific applications for 339,427 shares of common stock. The merger with Jandel was accounted for as a pooling of interests and, accordingly, the financial statements have been restated as if the Company and Jandel had been combined for all periods presented.

     The following information reconciles net revenues and net income of SPSS as previously reported with the amounts presented in the accompanying supplemental consolidated statements of income for the three years ended December 31, 1993, 1994, and 1995.


                               1993               1994              1995
Net revenues:                  ----               ----              ----
  SPSS (1)                 $44,591,000       $54,498,000        $65,784,000
  Jandel                     7,583,000         8,096,000          8,010,000
                           -----------       -----------        -----------
Total                      $52,174,000       $62,594,000        $73,794,000
                           ===========       ===========        ===========
Net income (loss):
  SPSS (1)                   3,210,000         3,596,000          4,382,000
  Jandel                       510,000           360,000           (507,000)
                           -----------       -----------        ------------
Total                      $ 3,720,000       $ 3,956,000        $ 3,875,000
                           ===========       ===========        ===========


     (1) Represents the historical results of SPSS without considering the effect of the Jandel pooling of interests transaction.

(7)  LEASE COMMITMENTS

     The Company leases its office facilities, storage space, and certain data processing equipment under lease agreements expiring through the year 2000. Minimum lease payments indicated below do not include costs such as property taxes, maintenance, and insurance.

                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



     The following is a schedule of future noncancelable minimum lease payments required under operating leases as of December 31, 1995:

      Year
     ending
  December 31,                  Amount

      1996                    $3,440,000
      1997                     3,085,000
      1998                     2,417,000
      1999                       752,000
      2000                       226,000
   Thereafter                       -
                              ----------
                              $9,920,000


     Rent expense related to operating leases was approximately $2,983,000, $3,244,000 and $3,618,000 during the years ended December 31, 1993, 1994 and 1995, respectively.

(8)  FINANCING ARRANGEMENTS

     At December 31, 1994, the Company had borrowings totaling $2,874,000 under a line of credit bearing interest at prime (8.5% at December 31, 1994 and 1995). As of December 31, 1995, the Company owed no amounts under the line of credit. The line of credit is collateralized by all of the Company's assets and does not require a compensating balance, however, the Company pays a facility fee of one-half of one percent on the unused amount of the line of credit. At December 31, 1995, the entire $5,000,000 of the line of credit was unused.

     At December 31, 1994, the Company had borrowings totaling $7,000 under a line of credit bearing interest at 2% above the Bank's lending rate (9% at December 31, 1995). As of December 31, 1995, the Company owed no amounts under the line of credit. The $100,000 line of credit agreement is secured by the assets of the Company. At December 31, 1995, the entire $100,000 of the line of credit was unused.

     At December 31, 1994, the Company had borrowings under two term loans aggregating $90,991 from a bank bearing interest at prime plus 1.75% (10.5% as of December 31, 1994) and 9.5% per annum. On March 31, 1995, the Company fully repaid this long-term debt.

     At December 31, 1995, the Company has available a bank line of credit that provides for borrowings up to $300,000, bearing interest at the bank's prime rate plus 1.25% per annum (9.75% as of December 31, 1995), expiring January 15, 1997. The credit line is collateralized by the Company's accounts receivable, inventory, and other assets and also requires the maintenance of certain specified ratios and a minimum net worth, with which the Company was in compliance as of December 31, 1995. Amounts outstanding under this line of credit were $75,000 as of December 31, 1995.

     Effective March 15, 1996, the Company established a $5,000,000 unsecured 364-day revolving credit facility available for advances pursuant to a definitive credit agreement. The Company pays a facility fee of 0.375% on the unused portion of the facility. If the Company does borrow against the facility, interest will be charged at the Bank of America reference rate (8.25% at March 15, 1996).
                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements




(9)  OTHER INCOME (EXPENSE)

     Other income (expense) consists of the following:

                                                                                 December 31,
                                                           ----------------------------------------------
                                                                1993              1994            1995
                                                                ----              ----            ----

Interest income                                            $   44,000         $132,000          $305,000
Interest expense - subordinated debt to
  related parties                                            (676,000)          -                 -
Other interest expense                                     (1,050,000)        (315,000)         (129,000)
Amortization of deferred loan costs                          (409,000)          -                 -
Exchange gain (loss) on foreign currency transactions         (41,000)        (248,000)          212,000
Stock appraisal action                                         60,000          (46,000)         (105,000)
Japan insurance proceeds                                      -                186,000           -
Payments to related parties                                   -                (66,000)          (45,000)
Other                                                         -                -                  70,000
                                                            ----------        ---------         ---------
Total other income (expense)                              $(2,072,000)        (357,000)          308,000
                                                          ------------        ---------         ---------



(10) INCOME TAXES

     Income before income taxes consists of the following:


                              Year ended December 31,
                 -----------------------------------------------
                    1993              1994               1995
                    ----              ----               ----

Domestic         $3,981,000         5,573,000         4,997,000
Foreign           1,096,000           575,000         1,847,000
                 ----------         ---------         ---------
                 $5,077,000         6,148,000         6,844,000
                 ----------         ---------         ---------





                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements

Income tax expense consists of the following:


                                    Current           Deferred        Total
Year ended December 31, 1993:
  U.S. Federal                     $  700,000        $  89,000    $  789,000
  State                                46,000           12,000        58,000
  Foreign                             549,000          (39,000)      510,000
                                    ---------        ----------   ----------
                                   $1,295,000        $  62,000    $1,357,000
                                   ==========        ==========   ==========
Year ended December 31, 1994:
  U.S. Federal                     $  944,000        $ 500,000    $1,444,000
  State                               332,000          112,000       444,000
  Foreign                             304,000               -        304,000
                                    ---------        ---------    ----------
                                   $1,580,000        $ 612,000    $2,192,000
                                   ==========        =========    ==========
Year ended December 31, 1995:
  U.S. Federal                     $1,616,000        $(144,000)   $1,472,000
  State                               187,000          (32,000)      155,000
  Foreign                           1,342,000               -      1,342,000
                                    ---------        ----------   ----------
                                   $3,145,000        $(176,000)   $2,969,000
                                   ==========        ==========   ==========



For the years ended December 31, 1993, 1994 and 1995, the reconciliation of statutory to effective income taxes is as follows:

                                                                           Year Ended December 31,
                                                           ----------------------------------------------
                                                              1993              1994               1995
                                                              ----              ----               ----
Income taxes using the Federal statutory rate of 34%      $1,726,000        $2,077,000        $2,323,000
State income taxes, net of Federal tax benefit                39,000           293,000           103,000
Change in valuation allowance and credit and net
  operating loss utilization, net                           (453,000)         (394,000)           40,000
Alternative minimum tax                                        7,000              -                 -
Foreign taxes at net rates different from U.S.
  Federal rates                                              157,000            96,000           722,000
Foreign tax credit                                             -                  -             (336,000)
Other, net                                                  (119,000)          120,000           117,000
                                                          ----------        ----------       ----------
                                                          $1,357,000        $2,192,000        $2,969,000
                                                          ----------         ---------         ---------





                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES
             Notes to Supplemental Consolidated Financial Statements


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1995 are presented below:


                                                                        1994                1995
                                                              ----------------      --------------

Deferred tax assets:

      Accounts receivable principally due to allowance
        for doubtful accounts                                     $   40,000            $123,000

      Inventories, principally due to additional costs
         inventoried for tax purposes pursuant to the
         Tax Reform Act of 1986                                       59,000              47,000

      Compensated absences, principally due to accrual
         for financial reporting purposes                             91,000             111,000

      Accruals and reserves                                          201,000             203,000

      Research and experimentation credit
         carryforwards                                               742,000             610,000

      Alternative minimum tax credit carryforwards                   171,000                   -

      Deferred rent                                                  390,000             299,000

      Plant and equipment, principally due to
         differences in depreciation and capitalized
         interest                                                    118,000             175,000

      Deferred revenues                                            1,706,000           1,657,000

      Write-off of purchased software asset                          207,000                   -

      Foreign currency loss                                          104,000              59,000

      Acquisition-related items                                      132,000             287,000

      State deferred tax assets                                      653,000             629,000

      U.S. net operating loss carryforwards                           29,000             165,000

      Non-U.S. net operating loss carryforwards                      964,000             435,000

      Other                                                           42,000              28,000
                                                              ----------------      --------------

Total gross deferred tax assets                                    5,649,000           4,828,000

Less valuation allowance                                         (5,649,000)         (4,828,000)
                                                              ----------------      --------------

Net deferred tax assets                                                    -                   -

Deferred tax liabilities:
      Capitalized software costs                                   1,641,000           1,496,000
      State deferred tax liability                                   402,000             370,000
      Other                                                          148,000             149,000
                                                              ----------------      --------------

Net deferred tax liability                                        $2,191,000          $2,015,000
                                                              ================      ==============


During the year ended December 31, 1995, the Company's research and experimentation carryforwards were utilized to reduce current income taxes. The valuation allowance decreased $452,000, $846,000 and $821,000 in 1993, 1994 and 1995, respectively. (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



As of December 31, 1995, Jandel had net operating loss carryforwards of approximately $398,000 and $200,000 for Federal and state purposes respectively, expiring in years 2000 through 2010. As of December 31, 1995, Jandel also had net operating loss carryforwards for Jandel Scientific GmbH totalling approximately $45,000.

Jandel has available as of December 31, 1995, Federal and state research and experimentation tax credit carryforwards of approximately $480,000 and $198,000, respectively, which expire in the years 2004 through 2010.

Due to the merger with SPSS, Jandel's ability to utilize net operating loss and credit carryforwards may be affected.

(11)  CAPITAL STOCK

      In conjunction with the August 1993 initial public offering, the Company converted 52,650 shares of Series A convertible preferred stock and 60,000 shares of Series B convertible preferred stock into Common Stock at a rate of 100 shares of Common Stock for each share of preferred stock and effected a reverse one-for-three Common Stock split, resulting in 1,755,000 and 2,000,000 shares of Common Stock, respectively.

      The Company issued 2,000,000 shares of Common Stock on the August 18, 1993 effective date of the initial public offering, with an additional 266,667 shares subsequently issued to the underwriters to cover overallotments, at an initial offering price of $8.00 per share. The Company used the net proceeds of $15,592,000 and part of the new line of credit to retire: (i) term loan of $7,000,000 and accrued interest of $378,000, (ii) subordinated notes of $1,000,000 and accrued interest of $212,000, (iii) subordinated note of $4,367,000 and subordinated obligation of $1,300,000 and accrued interest of $1,188,000, and (iv) subordinated obligation of $375,000 and accrued interest of $61,000, and replaced the existing revolving line of credit by repaying the outstanding balance of $3,671,000.

      Three former holders of Class B Common Stock of the Company exercised their statutory rights to dissent from the value at which their stock was redeemed. During 1993, the court issued an order valuing the dissenting shareholders' stock at $20.70 per share (or $520,025 for the total stock value, before adjustment for the above one-for-three stock split), plus interest at the rate of 9% per annum from October 10, 1990 until payment, and awarded attorneys fees and costs incurred by the former shareholders.

      The Company filed an appeal related to this matter to challenge the trial procedure, the courts' valuation of the stock and the award of attorneys' fees and costs. The Company had posted a bond of $1,184,000 during the pendency of the appeal. On February 3, 1995, the Company's Petition for Leave to Appeal was denied by the Illinois Supreme Court. Subsequently, the Company paid the judgment and settled all remaining claims, and on April 16, 1995, the court entered an Agreed order of Dismissal with Prejudice of all pending claims, defenses and counterclaims.

      In February 1995, the Company and certain Selling Stockholders completed an offering of Common Stock in which the Company sold 700,000 shares of Common Stock and the Selling Stockholders sold 921,916 shares of Common Stock, at a public offering price of $11.375 per share, and each sold an additional 208,287 and 35,000 shares, respectively, when the underwriters exercised their overallotment option in March 1995. After the underwriters' discounts and other offering expenses, the Company received approximately $9,127,000 in net proceeds from its sale of 908,287 shares of Common Stock in the offering.

                                                                     (Continued)

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements



(12)  RESEARCH AND DEVELOPMENT LIMITED PARTNERSHIP

      The Company entered into agreements with limited partnerships in 1981, 1982 and 1985 to perform research and development for new and existing computer software. Certain of the general and limited partners of these partnerships are officers of the Company and under these agreements, the Company incurred royalty expense to the partnerships of $342,000, $349,000 and $361,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

(13)  STOCK OPTIONS

      On January 16, 1992, the Company adopted a Stock Option Plan for certain key employees. Options vest either immediately or over a four-year period. In September 1994, the Company granted options to purchase 150,000 shares of Common Stock to the principal owners of SYSTAT. In addition, in June 1995, the Shareholders of the Company adopted the 1995 Equity Incentive Plan which authorizes the Board of Directors, under certain conditions, to grant stock options and shares of restricted stock to directors, officers, other key executives, employees and independent contractors. Options for 298,437, 438,980 and 605,808 common shares are vested and exercisable at December 31, 1993, 1994 and 1995, respectively.


      Stock option transactions are summarized below:


                                                                         Outstanding Options
                                                            ----------------------------------------------

                                         Number of               Price per              Aggregate
                                           shares                  share                  price
                                    -------------------     --------------------      ------------------


Balance, December 31, 1992            419,343                 $1.05-11.94                 887,935
Options granted                       223,760                  1.05-10.79               1,110,333
Options terminated                    (1,000)                  1.05                        (1,050)
Options exercised                     (18,049)                 2.30-5.74                  (50,185)
                                    -------------------                                ------------------

Balance, December 31, 1993            624,054                 1.05-11.94                1,947,033
Options granted                       231,450                 8.625-10.79               2,099,848
Options terminated                     (7,961)                1.05-8.27                   (73,734)
Options exercised                     (14,426)                1.05-8.27                   (34,290)
                                    -------------------                                ------------------

Balance, December 31, 1994            833,117                 1.05-11.94                3,938,857
Options granted                       305,373                 .314-14.75                3,925,591
Options terminated                    (10,095)                1.05-14.75                 (114,766)
Options exercised                     (21,526)                1.05-8.625                  (38,933)
                                    -------------------                                ------------------

Balance, December 31, 1995            1,106,869               $.314-14.75               7,710,749
                                    ===================       ===========              ==================

                           SPSS INC. AND SUBSIDIARIES

                     Supplemental Consolidated Balance Sheet
                               September 30, 1996
                        (In thousands, except share data)
                                   (Unaudited)

ASSETS

Current assets:
  Cash and cash equivalents                                                                     $  12,528
  Accounts receivable, net of allowances                                                           15,223
  Inventories                                                                                       1,574
  Prepaid expenses and other current assets                                                         2,275
                                                                                         ------------------

Total current assets                                                                               31,600
                                                                                         ------------------

Equipment and leasehold improvements, at cost:
  Furniture, fixtures, and office equipment                                                         4,080
  Computer equipment and software                                                                  11,832
  Leasehold improvements                                                                            1,562
                                                                                         ------------------

                                                                                                   17,474
Less accumulated depreciation and amortization                                                     11,684
                                                                                         ------------------

Net equipment and leasehold improvements                                                            5,790
                                                                                         ------------------

Capitalized software development costs, net of accumulated amortization                             6,798
Goodwill, net of accumulated amortization                                                           2,021
Other assets                                                                                        1,755
                                                                                         ------------------

                                                                                                  $47,964
                                                                                         ==================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                                                  3,202
  Accrued royalties                                                                                   396
  Accrued rent                                                                                        731
  Other accrued liabilities                                                                         7,937
  Income taxes and value added taxes payable                                                        3,499
  Customer advances                                                                                   164
  Deferred revenues                                                                                 6,232
                                                                                         ------------------

Total current liabilities                                                                          22,161
                                                                                         ------------------

Deferred income taxes                                                                               2,015
Other non-current liabilities                                                                         121

Stockholders' equity:
  Common Stock, $.01 par value; 50,000,000 shares authorized;
    7,684,995 shares issued and outstanding                                                            77
  Additional paid-in capital                                                                       40,943
  Cumulative foreign currency translation adjustments                                             (1,118)
  Accumulated deficit                                                                            (16,235)

Total stockholders' equity                                                                         23,667
                                                                                         ------------------

Commitments                                                                                            --

                                                                                                  $47,964
                                                                                         ==================


See accompanying notes to the unaudited supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

                 Supplemental Consolidated Statements of Income
                  Nine months ended September 30, 1995 and 1996
                        (In thousands, except share data)
                                   (Unaudited)



                                                                                    1995                           1996
                                                                       -------------------            -------------------

Net revenues:

      Desktop products                                                        $   40,277                     $   47,689
      Large  System products                                                       7,892                          8,141
      Other products and services                                                  4,745                          5,003
                                                                       -------------------            -------------------

Net revenues                                                                      52,914                         60,833

Cost of revenues                                                                   5,511                          6,238
                                                                       -------------------            -------------------

Gross profit                                                                      47,403                         54,595
                                                                       -------------------            -------------------

Operating expenses:

      Sales and marketing                                                         28,746                         30,596
      Product development                                                          8,215                          9,841
      General and administrative                                                   4,604                          5,337
                                                                       -------------------            -------------------

Operating expenses                                                                41,565                         45,774
                                                                       -------------------            -------------------

Operating income                                                                   5,838                          8,821
                                                                       -------------------            -------------------

Other income (expense):
      Interest income, net                                                            85                            310
      Merger costs                                                                    --                          (980)
      Other                                                                          141                          (190)
                                                                       -------------------            -------------------

Other income (expense)                                                               226                          (860)
                                                                       -------------------            -------------------

Income before income taxes                                                         6,064                          7,961

Income tax expense                                                                 2,207                          2,703
                                                                       -------------------            -------------------

Net income                                                                     $   3,857                        $ 5,258
                                                                       ===================            ===================

Net earnings per share                                                         $    0.48                        $  0.63
                                                                       ===================            ===================

Weighted average common stock and common stock
equivalent shares outstanding                                                  8,013,414                      8,350,701
                                                                       ===================            ===================



See accompanying notes to the unaudited supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

               Supplemental Consolidated Statements of Cash Flows
                      Nine months ended September 30, 1995
                                    and 1996
                                 (In thousands)
                                   (Unaudited)

                                                                               1995                           1996


Cash flows from operating activities:

  Net income                                                                 $3,857                         $5,258
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization                                           3,243                          3,596
      Stock option compensation expense                                       -                                 25
      Changes in assets and liabilities, net of effects of acquisitions:
          Accounts receivable                                                    94                         (1,530)
          Inventories                                                           269                            189
          Accounts payable                                                   (1,104)                           (76)
          Accrued royalties                                                    (113)                          (100)
          Accrued expenses                                                   (1,433)                        (1,264)
          Other                                                                 173                         (1,158)
                                                                           ----------------               -----------------

  Net cash provided by operating activities                                   4,986                          4,940
                                                                           ----------------               -----------------

  Cash flows from investing activities:
     Capital expenditures, net                                               (1,945)                        (2,845)
     Capitalized software development costs                                  (1,799)                          (995)
     Net payments related to acquisitions                                      -                              (244)
     Net decrease in other assets                                                11                              6
                                                                           ----------------               -----------------

  Net cash used in investing activities                                      (3,733)                        (4,078)
                                                                           ----------------               -----------------

  Cash flows from financing activities:
    Net repayments under line-of-credit agreements                           (2,959)                           (75)
    Proceeds from issuance of common stock                                    9,269                            378
    Income tax benefit from stock option exercises                             -                               188
    Repurchase of Common Stock                                                  (14)                           -
    Other                                                                       (19)                           -
                                                                           ----------------               -----------------

Net cash provided by financing activities                                     6,277                            491
                                                                           ----------------               -----------------

Net change in cash and cash equivalents                                       7,530                          1,353
Cash and cash equivalents at beginning of period                              2,410                         11,175

Cash and cash equivalents at end of period                                   $9,940                        $12,528
                                                                           ================               =================

Supplemental disclosures of cash flow information:

  Interest paid                                                             $   131                         $   20
  Income taxes paid                                                           2,083                          1,281
                                                                           ================               =================
Supplemental disclosures of noncash activity:
  Declaration of Clear dividend                                              $   99                        $     -
                                                                           ================               =================


See accompanying notes to the unaudited supplemental consolidated financial statements.

                           SPSS INC. AND SUBSIDIARIES

             Notes to Supplemental Consolidated Financial Statements
                                  (unaudited)

(1)      BASIS OF PRESENTATION

         The accompanying unaudited interim supplemental consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented. All such adjustments are of a normal recurring nature.

         These supplemental consolidated financial statements should be read in conjunction with the Company's audited supplemental consolidated financial statements and notes thereto for the year ended December 31, 1995 included elsewhere herein.

(2)      BUSINESS COMBINATION

         The unaudited supplemental consolidated financial statements give retroactive effect to the merger of SPSS Inc. and Jandel Corporation and Subsidiary on November 20, 1996, which has been accounted for as a pooling of interests. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of SPSS Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

                        JANDEL CORPORATION AND SUBSIDIARY

                           Consolidated Balance Sheets

                               September 30, 1996
                                   (Unaudited)



                                     ASSETS
                                                                                                       1996
                                                                                                -------------------

Current assets:
  Cash and cash equivalents                                                                               270,218
  Accounts receivable, net                                                                                697,470
  Inventories                                                                                             218,845
  Prepaid expenses and other assets                                                                        64,682
                                                                                                -------------------

Total current assets                                                                                    1,251,215

Property and equipment, net                                                                               392,264
Other assets                                                                                               36,982
Goodwill, net                                                                                              92,870

Total assets                                                                                            1,773,331
                                                                                                ===================

                                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                                                        373,627
  Accrued liabilities                                                                                     440,324
  Deferred revenue                                                                                        252,249
                                                                                                -------------------

Total current liabilities                                                                               1,066,200

Other liabilities                                                                                          23,362
                                                                                                -------------------

Total liabilities                                                                                       1,089,562
                                                                                                ===================

Shareholders' equity:

  Common stock, no par value; 600,000 shares authorized;
    351,034 shares issued and outstanding                                                               3,096,204
  Accumulated deficit                                                                                 (2,412,435)
                                                                                                -------------------

Total shareholders' equity                                                                                683,769
                                                                                                -------------------

Commitments                                                                                                     -

Total liabilities and shareholders' equity                                                              1,773,331
                                                                                                ===================


See accompanying notes to unaudited consolidated financial statements.

                        JANDEL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Operations

                  Nine Months Ended September 30, 1995 and 1996
                                   (Unaudited)





                                                                1995                             1996
                                                 ---------------------            ---------------------

Net revenues                                             $ 5,493,420                      $ 5,958,971
Cost of sales                                                882,570                        1,002,214
                                                 ---------------------            ---------------------

      Gross margin                                         4,610,650                        4,956,757

Operating expenses:

      Sales and marketing                                  2,721,439                        2,776,060
      Research and development                             1,460,058                        1,283,557
      General and administrative                           1,081,246                        1,069,447
                                                 ---------------------            ---------------------

      Operating expenses                                   5,262,743                        5,129,064
                                                 ---------------------            ---------------------

      Loss from operations                                 (652,093)                        (172,307)

Interest income, net                                           6,016                            3,120
                                                 ---------------------            ---------------------

      Loss before income taxes                             (646,077)                        (169,187)

Income taxes                                                     800                              800
                                                 ---------------------            ---------------------

      Net loss                                           $ (646,877)                      $ (169,987)
                                                 =====================            =====================




See accompanying notes to unaudited consolidated financial statements.

                        JANDEL CORPORATION AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Nine Months Ended September 30, 1995 and 1996
                                   (Unaudited)





                                                                                            1995                      1996
                                                                                ------------------        ------------------

Cash flows from operating activities:

      Net loss                                                                        $(646,877)                $(169,987)

      Adjustments  to  reconcile  net loss to net  cash  provided  by (used  in)
         operating activities:
             Depreciation and amortization                                               164,008                   167,845
             Compensation expense for issuance of common stock                                --                    24,500
             Changes in operating assets and liabilities:
                Accounts receivable                                                      253,472                   453,499
                Inventories                                                               17,004                  (70,303)
                Prepaid expenses and other assets                                       (42,209)                    24,347
                Accounts payable                                                         219,150                 (301,736)
                Accrued liabilities                                                    (166,178)                  (27,711)
                Other liabilities                                                       (24,433)                   (8,254)
                Deferred revenue                                                          34,670                   123,644
                                                                                ------------------        ------------------

Net cash provided by (used in) operating activities                                    (191,393)                   215,844
                                                                                ------------------        ------------------

Cash flows from investing activities:

      Additions to property and equipment                                              (141,158)                 (161,289)
      Decrease in other assets                                                            11,099                     5,734
                                                                                ------------------        ------------------

Net cash used in investing activities                                                  (130,059)                 (155,555)
                                                                                ------------------        ------------------

Cash flows from financing activities:
      Repayments on notes payable and long-term debt                                    (90,991)                  (75,000)
      Proceeds from issuance of common stock upon exercise
        of options                                                                            --                    33,490
      Repurchase of common stock                                                        (13,701)                        --
                                                                                ------------------        ------------------

Net cash used in financing activities                                                  (104,692)                  (41,510)
                                                                                ------------------        ------------------

Net increase (decrease) in cash and cash equivalents                                   (426,144)                    18,779

Cash and cash equivalents, beginning of year                                             630,056                   251,439
                                                                                ------------------        ------------------

Cash and cash equivalents, end of year                                                  $203,912                  $270,218
                                                                                ==================        ==================

Supplemental disclosure of cash flow information:

      Cash paid during the year:

           Interest                                                                       $3,325                    $1,403

           Income taxes                                                                   $  800                    $  800
                                                                                ==================        ==================


See accompanying notes to unaudited consolidated financial statements.

                        JANDEL CORPORATION AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                                  (Unaudited)



(1)      BASIS OF PRESENTATION

         The accompanying unaudited interim financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented. All such adjustments are of a normal recurring nature.

         These financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1995 incorporated herein by reference.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR TABLE OF CONTENTS SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                                 TABLE OF CONTENTS

                                                               Page

Available Information.............................................4
Incorporation of Certain Documents by Reference...................4
The Company.......................................................6
Risk Factors.....................................................13
Selling Stockholders.............................................24
Use of Proceeds..................................................24
Dividend Policy and Restrictions.................................24
Plan of Distribution.............................................24
Legal Matters....................................................25
Experts..........................................................25

183,833 Shares



SPSS INC.



COMMON STOCK
($.01 PAR VALUE)


Prospectus

Dated February 14, 1997